Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NCI, INC.

at

$20.00 Net Per Share

by

Cloud Merger Sub, Inc.,

a wholly-owned subsidiary of

Cloud Intermediate Holdings, LLC, an affiliate of H.I.G. MIDDLE MARKET LBO FUND II, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 11, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2017 (as the same may be amended, the “Merger Agreement”), by and among Cloud Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), Cloud Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and NCI, a Delaware corporation (“NCI” or the “Company”). Purchaser is offering to purchase all of the outstanding shares of Class A common stock, par value $0.019 per share (the “Class A Common Stock”), and Class B common stock, par value $0.019 per share (the “Class B Common Stock”), of NCI (collectively, the “Shares”) at a price of $20.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into NCI (the “Merger”), with NCI continuing as the surviving corporation in the Merger and as a direct wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, NCI or any direct or indirect subsidiary of Parent or NCI, or Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

Following careful consideration the board of directors of NCI has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders, (ii) authorized, approved and declared advisable the Merger Agreement, the Tender Agreement (as defined herein) and the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized that the Merger be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and (iv) recommended that NCI’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is conditioned upon, among other things:

(a) the absence of a termination of the Merger Agreement in accordance with its terms;

(b) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to midnight, New York City time, at the end of the day on August 11, 2017 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been “received” (as such term is defined in Section 251(h) of the DGCL) by the depositary in settlement or satisfaction of such guarantee prior to the Expiration Date) which, upon consummation of the Offer (assuming that the shares of Class B Common Stock validly tendered and not validly withdrawn will convert to shares of Class A Common Stock at the time of the consummation of the Offer), when added (without duplication) to any Shares then owned, directly or indirectly by Purchaser, Parent and any other subsidiaries of Parent, collectively represent as of the Expiration Date at least a majority of the voting power of the sum of (i) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer; and (ii) the aggregate voting power of the Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”);

(c) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

(d) there not being in effect immediately prior to the Expiration Date any order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, act, judgment, resolution, ordinance, code, edict, order, decree, rule, regulation, ruling or requirement enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by or under the authority of any governmental body of competent jurisdiction in the United States, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger.

The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of NCI on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
INTRODUCTION	9
THE TENDER OFFER	12
1. Terms of the Offer.	12
2. Acceptance for Payment and Payment for Shares.	14
3. Procedures for Accepting the Offer and Tendering Shares.	15
4. Withdrawal Rights.	17
5. Certain Material United States Federal Income Tax Consequences.	18
6. Price Range of Shares; Dividends.	21
7. Certain Information Concerning NCI.	22
8. Certain Information Concerning Parent and Purchaser.	23
9. Source and Amount of Funds.	24
10. Background of the Offer; Past Contacts or Negotiations with NCI.	27
11. The Merger Agreement; Other Agreements.	32
12. Purpose of the Offer; Plans for NCI.	50
13. Certain Effects of the Offer.	53
14. Dividends and Distributions.	54
15. Certain Conditions of the Offer.	54
16. Certain Legal Matters; Regulatory Approvals.	56
17. Fees and Expenses.	58
18. Miscellaneous	58
SCHEDULE I	59

SUMMARY TERM SHEET

Purchaser, a direct wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding Shares (including both Class A Common Stock and Class B Common Stock) at a price of $20.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of NCI, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of common stock (including both class A common stock and class B common stock), par value $0.019 per share, of NCI, Inc., a Delaware corporation.

Price Offered Per Share	$20.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	Midnight, New York City time, at the end of the day on August 11, 2017, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Cloud Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company. Cloud Intermediate Holdings, LLC is indirectly controlled by H.I.G. Middle Market LBO Fund II, L.P., a Delaware limited partnership.

Who is offering to buy my Shares?

Cloud Merger Sub, Inc., a direct wholly-owned subsidiary of Cloud Intermediate Holdings, LLC, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into NCI. Parent is indirectly controlled by H.I.G. Middle Market LBO Fund II, L.P. (“HIG”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, NCI. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, NCI would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $20.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to midnight, New York City time, at the end of the day on August 11, 2017 a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been “received” (as such term is defined in Section 251(h) of the DGCL) by the depositary in settlement or satisfaction of such guarantee prior to the Expiration Date) which, upon consummation of the Offer (assuming that the shares of Class B Common Stock validly tendered and not validly withdrawn will convert to shares of Class A Common Stock at the time of the consummation of the Offer), when added (without duplication) to any Shares then owned, directly or indirectly by Purchaser, Parent and any other subsidiaries of Parent, collectively represent as of the Expiration Date at least a majority of the voting power of the sum of (i) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer; and (ii) the aggregate voting power of the Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof;

•	the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and

•	there not being in effect immediately prior to the Expiration Date any order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, act, judgment, resolution, ordinance, code, edict, order, decree, rule, regulation, ruling or requirement enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by or under the authority of any governmental body of competent jurisdiction in the United States, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of NCI. We cannot, however, waive the Minimum Condition without the consent of NCI. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Yes. We estimate that we will need approximately $303 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes payment in respect of outstanding in-the-money stock options and, to the extent not tendered in the Offer, outstanding awards of Shares that are subject to restrictions granted pursuant to NCI’s equity plans (“Company RSAs”)), to pay estimated related transaction fees and expenses and to repay or refinance certain indebtedness of NCI. Purchaser has received a debt commitment letter, pursuant to which KKR Credit Advisors (US) LLC has agreed to provide (or cause to be provided) Purchaser with (i) a $20.0 million senior secured revolving loan facility and (ii) a $177.5 million senior secured term loan facility. Subject to satisfaction of certain customary conditions set forth in the debt commitment letter, the amounts under such facilities shall be available to Purchaser to finance, in part, the Offer and the Merger, to repay or refinance certain indebtedness of NCI and to pay related fees and expenses. In addition, HIG has provided Parent with an equity commitment letter, pursuant to which HIG has agreed to contribute to Parent $130.0 million to purchase equity securities of Parent, subject to the satisfaction of certain customary conditions set forth in the equity commitment letter. Parent will contribute or otherwise advance to Purchaser the net proceeds from HIG’s equity investment, which, taken together with the proceeds from the debt commitment and the Company’s cash on hand at the Effective Time, we anticipate will be sufficient to purchase all of the Shares in the Offer and complete the Merger and related refinancing transactions, and to pay related transaction fees and expenses. See Section 9—“Source and Amount of Funds.”

The Offer is not conditional upon Parent and/or Purchaser obtaining third party debt financing, however, if the full amount of the debt financing described above has not been and will not be funded by the Expiration Date, Purchaser may extend and re-extend the Expiration Date to permit the funding of such debt financing. However, if Purchaser so extends the Expiration Date, the Company shall have the right to terminate the Merger Agreement and have Parent pay to the Company a fee of $19,698,000. See Section 11—“The Merger Agreement; Other Agreements.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Parent and Purchaser have received equity and debt commitments in respect of funds, which will be sufficient to purchase all Shares tendered pursuant to the Offer;

•	HIG is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only HIG’s commitment to fund the equity commitment as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until midnight, New York City time, at the end of the day on August 11, 2017 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its then-scheduled Expiration Date (i) for any period required by any applicable rule or regulation of the SEC or its staff or the Nasdaq Stock Market (“Nasdaq”), (ii) for a period of 10 business days (or other period agreed to by the parties) at the request of NCI if any condition to the Offer other than the Minimum Condition is not met as of the then-scheduled Expiration Date or (iii) for up to two successive periods of 10 business days each (or other period agreed to by the parties) at the request of NCI if all conditions to the Offer other than the Minimum Condition have been met. In no event, however, shall we be required to extend our Offer beyond September 30, 2017 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, we may, without requiring the consent of NCI or any other person, extend our Offer for one or more periods of up to 10 business days each (or such other period as approved by NCI), if at the then-scheduled Expiration Date (i) any of the conditions of the Offer have not been satisfied or waived by Purchaser or (ii) Parent notifies NCI that the full amount of the debt financing committed to be provided to Parent and Purchaser pursuant to the Debt Commitment Letter (as defined in Section 9—“Source and Amount of Funds”) has not been funded and will not be funded if the Offer is not extended. However, if Purchaser so extends the Expiration Date, NCI will be entitled to terminate the Merger Agreement and receive a termination fee of $19,698,000 from Parent. In no event, however, may we extend our Offer beyond September 30, 2017 or, if earlier, the termination of the Merger Agreement without NCI’s prior written consent.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the stockholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 15, 2017, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares.

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the board of directors of NCI think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the board of directors of NCI (the “Company Board”). The Company Board has unanimously taken the following actions (the “Company Board Recommendation”):

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders;

•	authorized, approved and declared advisable the Merger Agreement, the Tender Agreement (as defined herein) and the transactions contemplated hereby and thereby, including the Offer and the Merger;

•	authorized that the Merger be effected under Section 251(h) of the DGCL; and

•	recommended that NCI’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with NCI.”

Upon successful consummation of the Offer, will NCI continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. If the Merger takes place, the Company will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Class A Common Stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the Class A Common Stock, and NCI will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer, then Purchaser will be merged with and into NCI, subject to the satisfaction of certain conditions. If the

Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Merger and we may not accept the Shares tendered without NCI’s consent. If the Merger takes place, Parent will own all of the Shares and all remaining Shares outstanding immediately prior to the Effective Time will be converted into the right to receive $20.00 per Share in cash, without interest and less any applicable withholding taxes (other than Shares owned by NCI, Purchaser or Parent or any subsidiary of NCI or Parent, which will be cancelled and for which no consideration will be paid in exchange therefor, and Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law). See the “Introduction.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or NCI are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Not in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Merger (the “Surviving Corporation”) may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series entitled to appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 12—“Purpose of the Offer; Plans for NCI.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser or NCI (as treasury stock), any wholly-owned subsidiary of Parent, Purchaser or NCI, or Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Delaware law) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes or deductions required by applicable law. Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Because the Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Shares. Also, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On June 30, 2017, the last trading day before execution of the Merger Agreement was announced, the last sale price of a share of Class A Common Stock reported on Nasdaq was $21.10 per share. On July 14, 2017, the last trading day before we commenced the Offer, the last sale price of a share of Class A Common Stock reported on Nasdaq was $19.95 per share. The Offer Price represents a premium of approximately 17.9% to the average of the daily volume-weighted average trading price of the Class A Common Stock for the 90-day period ending on June 28, 2017 (the last trading day prior to the NCI Board’s approval of the Merger Agreement). We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. We have entered into a tender and support agreement (the “Tender Agreement”) with Charles Narang, NCI’s founder and chairman, who beneficially owns approximately 117,659 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock as of July 2, 2017, based on information provided by him. Assuming the conversion of the shares of Class B Common Stock to Class A Common Stock upon the consummation of the Offer (which NCI’s certificate of incorporation provides will occur upon the transfer of such Class B Common Stock in a transaction such as the Offer), these Shares collectively constitute (i) approximately 33.9% of the total outstanding Shares and the total voting power of the Shares and (ii) assuming exercise or conversion of all outstanding options, warrants or other derivative securities, approximately 31.7% of the total outstanding Shares and the total voting power of the Shares. Pursuant to the Tender Agreement, Mr. Narang has agreed, among other things, to tender all of the Shares beneficially owned by him in the Offer so long as the Company Board Recommendation has not changed in a manner permitted by the Merger Agreement and in the event of any such change in the Company Board Recommendation, any obligation of Mr. Narang to tender his Shares will become null and void. Mr. Narang is required to tender, or instruct his broker or other holder of record to tender, such Shares within 10 business days after commencement of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between HIG and NCI’s executive officers or other key employees?

No. As of the date of this Offer to Purchase, no member of NCI’s current management has discussed or entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. See Section 12—“Purpose of the Offer; Plans for NCI.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $20.00 per Share in cash, without interest and less any applicable withholding taxes, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What will happen to my stock options in the Offer and the Merger?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, each stock option to purchase Shares, including options that were granted under any NCI equity plan (the “Options”) that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Shares subject to such Option and (ii) the excess, if any, of the Offer Price over the applicable exercise price per Share of such Option, without interest and subject to any applicable withholding of taxes. If the exercise price per share of any Option, whether vested or unvested, is equal to or greater than the Offer Price, such Option will be cancelled and terminated without any payment being made in respect thereof. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my restricted stock awards in the Offer and the Merger?

As of the Effective Time, each outstanding unvested Company RSA will become fully vested and without any action on the part of the holder of such unvested Company RSA will be cancelled and converted into the right to receive, promptly following the Effective Time, a cash payment equal to the product of (i) the number of Shares subject to such unvested Company RSA and (ii) the Offer Price, without interest and less any required withholding taxes and subject to any appraisal rights of such holders. See Section 11—“The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising appraisal rights.

Who should I talk to if I have additional questions about the Offer?

You may call Okapi Partners LLC, the Information Agent for the Offer, toll-free at (855) 305-0857. Banks and brokers may call (212) 297-0720.

INTRODUCTION

Cloud Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Cloud Intermediate Holdings, LLC (“Parent”), a Delaware limited liability company controlled by H.I.G. Middle Market LBO Fund II, L.P. (“HIG”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.019 per share (each, a “Share”), of NCI, Inc., a Delaware corporation (“NCI”) (including both NCI’s class A common stock (the “Class A Common Stock”) and class B common stock (the “Class B Common Stock”)) at a price of $20.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, at the end of the day on August 11, 2017, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (as may be so extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2017 (as the same may be amended, the “Merger Agreement”), by and among Parent, Purchaser and NCI. The Merger Agreement provides that Purchaser will be merged with and into NCI (the “Merger”) with NCI continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by NCI, Purchaser or Parent or any other subsidiaries of NCI or Parent, all of which will be cancelled, and other than Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $20.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options and other equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, as depositary for the Offer (the “Depositary”), and Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of NCI (the “Company Board”) has unanimously taken the following actions (the “Company Board Recommendation”): (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders, (ii) authorized, approved and declared advisable the Merger Agreement, the Tender Agreement (as defined herein) and the transactions contemplated hereby and thereby, including the Offer and the Merger, (iii) authorized that the Merger be effected under Section 251(h) of the DGCL, and (iv) recommended that NCI’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in NCI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of NCI with this Offer to Purchase.

The Offer is conditioned upon, among other things,

(a) the absence of a termination of the Merger Agreement in accordance with its terms;

(b) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been “received” (as such term is defined in Section 251(h) of the DGCL) by the Depositary in settlement or satisfaction of such guarantee prior to the Expiration Date) which, upon consummation of the Offer (assuming that the shares of Class B Common Stock validly tendered and not validly withdrawn will convert to shares of Class A Common Stock at the time of the consummation of the Offer), when added (without duplication) to any Shares then owned, directly or indirectly by Purchaser, Parent and any other subsidiaries of Parent, collectively represent as of the Expiration Date at least a majority of the voting power of the sum of (i) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer; and (ii) the aggregate voting power of the Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement, or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”);

(c) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

(d) there not being in effect immediately prior to the Expiration Date any order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, act, judgment, resolution, ordinance, code, edict, order, decree, rule, regulation, ruling or requirement enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by or under the authority of any governmental body of competent jurisdiction in the United States, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of NCI. We cannot, however, waive the Minimum Condition without the consent of NCI. See Section 15—“Certain Conditions of the Offer.”

NCI has advised Parent that, as of the close of business on July 14, 2017, 9,116,817 shares of Class A Common Stock were issued and outstanding (including 246,167 shares of Class A Common Stock subject to unvested Company RSAs), 934,000 shares of Class A Common Stock were issuable under stock options granted by NCI pursuant to its equity plans (“Options”), and 4,500,000 shares of Class B Common Stock were issued and outstanding. Shares of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of the holders of Shares, with limited exceptions, and shares of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the holders of Shares. In accordance with NCI’s certificate of incorporation, Shares of Class B Common Stock tendered in the Offer will be deemed converted to shares of Class A Common Stock upon consummation of the Offer. The total number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the number of shares of Class B Common Stock validly tendered and not withdrawn prior to the Expiration Date. Assuming that no Shares are issued after July 14, 2017: (a) there would be 10,050,817 shares of Class A Common Stock outstanding on a fully diluted basis and 4,500,000 shares of Class B Common Stock outstanding on a fully diluted basis; and (b) assuming all shares of Class B Common Stock were validly tendered and not withdrawn prior to the Expiration Date, 2,775,409 shares of Class A Common Stock would need to be validly tendered and not withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer. For purposes of this Offer to Purchase, “fully diluted” assumes the exercise or conversion of all NCI derivatives or securities that are vested or would be vested upon consummation of the Offer, regardless of the conversion or exercise price or other terms and conditions thereof.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of NCI immediately prior to the Effective Time will be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”) to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means midnight, New York City time, at the end of the day on August 11, 2017, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Parent and Purchaser may waive any or all of the conditions to Purchaser’s obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the consent of NCI).

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date (i) for any period required by any applicable rule or regulation of the SEC or its staff or the Nasdaq Stock Market (“Nasdaq”), (ii) for a period of 10 business days (or other period agreed to by the parties) at the request of NCI if any condition to the Offer other than the Minimum Condition is not met as of the then-scheduled Expiration Date or (iii) for up to two successive periods of 10 business days each (or other period agreed to by the parties) at the request of NCI if all conditions to the Offer other than the Minimum Condition have been met. In no event, however, shall Purchaser be required to extend the Offer beyond September 30, 2017 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may, without requiring the consent of NCI or any other person, extend the Offer for one or more periods of up to 10 business days each (or such other period as approved by NCI), if at the then-scheduled Expiration Date (i) any of the conditions of the Offer have not been satisfied or waived by Purchaser or (ii) Parent notifies NCI that the full amount of the debt financing committed to be provided to Parent and Purchaser pursuant to the Debt Commitment Letter (as defined in Section 9—“Source and Amount of Funds”) has not been funded and will not be funded if the Offer is not extended. However, if Purchaser extends the Expiration Date by delivering such notice, NCI will be entitled to terminate the Merger Agreement and receive a termination fee of $19,698,000 from Parent. In no event, however, may Purchaser extend the Offer beyond September 30, 2017 or, if earlier, the termination of the Merger Agreement without NCI’s prior written consent.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or waived by Purchaser, (ii) to waive any condition to the Offer (other than the Minimum Condition) in its sole discretion or (iii) to increase the Offer Price or otherwise amend the Offer in any respect not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, reduce the Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares subject to the Offer, waive or amend the Minimum Condition, amend or modify any Offer condition in a manner adverse to the holders of Shares, impose additional or different Offer conditions, adversely change any of the Offer terms or extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser, in each case without the consent of NCI.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

NCI has provided Purchaser with NCI’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on NCI’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable, the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letter of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal (or a manually signed facsimile thereof) by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of NCI’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the U.S. Internal Revenue Service (“IRS”) Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering non-United States holder (e.g., a non-resident alien or foreign entity) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 15, 2017, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who received the Shares as compensation;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be exempt from United States federal income tax unless:

•	the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	NCI is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States person as defined under the Code. In addition, if a Non-United States holder described in the first bullet point above is a corporation for U.S. federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed U.S. federal income tax returns with respect to such losses.

NCI has not been, is not and does not anticipate becoming a USRPHC prior to the Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event NCI is or becomes a USRPHC prior to the Acceptance Time (or, if applicable, the Effective Time), Shares will be treated as “United States real property interests,” subject to U.S. federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares at any time during the five year period ending on date of the Acceptance Time (or, if applicable, the Effective Time).

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger (or pursuant to the exercise of appraisal rights) unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends.

The Class A Common Stock is listed on the Nasdaq Global Select Market under the symbol “NCIT.” There is no established trading market for the Class B Common Stock.

The following table sets forth for the indicated periods the high and low sales prices per share of Class A Common Stock as reported on Nasdaq, and the cash dividends declared per share of Class A Common Stock during the applicable period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2015:
First Quarter	$12.27	$9.53	$0.12
Second Quarter	11.61	9.86	—
Third Quarter	16.16	10.03	—
Fourth Quarter	16.79	12.84	—

Year Ended December 31, 2016:
First Quarter	15.00	11.52	$0.15
Second Quarter	15.10	12.35	—
Third Quarter	14.11	11.13	—
Fourth Quarter	14.10	11.25	—

Year Ending December 31, 2017:
First Quarter	15.30	12.35	—
Second Quarter	21.40	11.95	—
Third Quarter (through July 14, 2017)	20.10	19.85	—

NCI also declared cash dividends of $0.12 and $0.15 per share of Class B Common Stock during the First Quarter of 2015 and 2016, respectively.

The Offer Price represents a premium of approximately 17.9% to the average of the daily volume-weighted average trading price of shares of Class A Common Stock for the 90-day period ending on June 28, 2017 (the last trading day prior to the NCI Board’s approval of the Merger Agreement). On July 14, 2017, the last trading day prior to the original printing of this Offer to Purchase, the last per share sale price of the Class A Common Stock reported on Nasdaq was $19.95 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Under the terms of the Merger Agreement, NCI is not permitted to declare, accrue, set aside or pay any dividend or any other distribution in respect of the capital stock of NCI unless approved by Parent in writing.

7. Certain Information Concerning NCI.

The following description of NCI and its business has been taken from NCI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and is qualified in its entirety by reference to such report. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.

General. NCI is a leading provider of enterprise solutions and services to U.S. defense, intelligence, health and civilian government agencies. NCI’s team of highly skilled professionals focuses on delivering cost-effective solutions and services in the areas of agile development and lean software O&M; big data and data analytics; cybersecurity and information assurance; engineering and logistics; IT infrastructure optimization and service management; and health and program integrity. NCI is focused on reshaping the way services and solutions are delivered to its customers in order to proactively understand and meet their mission needs and enable them to rapidly adapt to dynamic environments. Headquartered in Reston, Virginia, NCI has approximately 2,000 employees operating at more than 100 locations worldwide. Substantially all of NCI’s revenue was derived from contracts with the U.S. Federal Government, directly as a prime contractor or as a subcontractor. NCI primarily conducts business throughout the U.S.

NCI’s principal executive offices are at 11730 Plaza America Drive, Suite 700, Reston, VA 20190 and its telephone number is (703) 707-6900.

Available Information. NCI is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning NCI’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of NCI’s securities, any material interests of such persons in transactions with NCI, and other matters is required to be disclosed in proxy statements and periodic reports distributed to NCI’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. NCI also maintains a website at http://www.nciinc.com. The information contained in, accessible from or connected to NCI’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of NCI’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware limited liability company and Purchaser is a Delaware corporation. Purchaser is a wholly-owned subsidiary of Parent. Parent is a wholly-owned subsidiary of Cloud Investment Holdings, LLC (“Holdings”), a Delaware limited liability company. Each of Parent, Purchaser and Holdings was formed and is controlled by HIG, a limited partnership organized under the laws of the State of Delaware. The principal office for each of Parent, Purchaser, Holdings and HIG is located at c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. The telephone number for each of Parent, Purchaser, Holdings and HIG is (305) 379-2322. Purchaser and Parent were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The principal business of HIG is as a private equity investment company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, Holdings, HIG and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, Holdings or HIG nor, to the best knowledge of Parent, Purchaser, Holdings or HIG, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, Holdings or HIG, nor, to the best knowledge of Parent, Purchaser, Holdings or HIG, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, Holdings or HIG, or their subsidiaries, nor, to the best knowledge of Parent, Purchaser, Holdings or HIG, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with NCI or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, Holdings or HIG nor, to the best knowledge of Parent, Purchaser, Holdings or HIG, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of NCI, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser, Holdings or HIG nor, to the best knowledge of Parent, Purchaser, Holdings or HIG, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with NCI or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent, Purchaser, Holdings or HIG or any of their respective subsidiaries or, to the best knowledge of Parent, Purchaser, Holdings or HIG, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and NCI or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of NCI’s securities, an election of NCI’s directors or a sale or other transfer of a material amount of NCI’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of Parent, Purchaser, Holdings or HIG, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent, Purchaser, Holdings or HIG, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and to complete the Merger, (ii) to pay for the cash-out of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, of NCI required to be cashed out by the Merger Agreement, (iii) to repay or refinance certain indebtedness of NCI, and (iv) and to pay fees and expenses in connection with the foregoing, will be approximately $303 million. Parent and Purchaser anticipate funding these payments through the issuance of equity of Parent and the incurrence or issuance of debt and/or equity of Purchaser, including the Debt Financing as described herein.

Debt Financing. Purchaser has received financing commitments pursuant to a debt commitment letter, dated July 2, 2017 (the “Debt Commitment Letter” and the commitments thereunder, the “Debt Financing”) from KKR Credit Advisors (US) LLC (“KKR Credit”) pursuant to which KKR Credit has agreed to provide Purchaser, through one or more of its affiliates or managed funds or accounts (collectively and in such capacities, the “Debt Financing Sources”), senior secured credit facilities of $197.5 million (the “Senior Credit Facilities”), comprised of (i) a $20.0 million senior secured revolving loan facility (the “Revolving Facility”) and (ii) a $177.5 million senior secured term loan facility (the “Term Loan Facility”), the proceeds of which we anticipate, when taken together with proceeds of HIG’s equity investment (described below) and the Company’s cash on hand at the Effective Time, will be sufficient to (i) purchase all of the Shares in the Offer, (ii) complete the Merger, (iii) fund the refinancing of certain indebtedness of NCI, and (iv) pay costs and expenses related to the foregoing. Certain key terms of the Senior Credit Facilities are as set forth below:

Term. The Revolving Facility and Term Loan Facility will have a term of six years and seven years, respectively.

Roles. WSFS Bank, or such other party appointed by KKR Credit and reasonably acceptable to NCI will act as sole administrative agent and collateral agent. KKR Credit will act as exclusive structuring advisor for the Senior Credit Facilities.

Interest Rate. Loans under the Senior Credit Facilities are expected to bear interest at a rate equal to, at NCI’s option, the London Interbank Offered Rate (LIBOR) or an alternate base rate, in each case, plus a spread.

Borrower. Prior to the consummation of the Merger, Purchaser shall be the Borrower and, immediately upon consummation of the Merger, NCI shall be the Borrower (each, the “Borrower”).

Guarantors. Following the Effective Date, and assumption by NCI of Parent’s obligations as Borrower, all obligations under the Senior Credit Facilities will be guaranteed by Parent and each of the existing and future direct and indirect material domestic subsidiaries of NCI, subject to customary exceptions.

Security. The obligations of Borrower and the guarantors under the Senior Credit Facilities and under any treasury management, interest protection or other hedging arrangements entered into with a lender of any of its affiliates will be secured, subject to customary and other agreed upon exceptions, on a first priority basis by a perfected security interest in all of Parent’s, the Borrower’s and each other guarantor’s present and future personal property and assets, present and future shares of capital stock of present and future direct subsidiaries (limited, in the case of foreign subsidiaries or any domestic subsidiary with no material assets other than the equity or debt of one or more foreign subsidiaries, to 65% of any voting capital stock and 100% of any non-voting capital stock of such subsidiary and excluding U.S. subsidiaries of foreign subsidiaries).

Financial Covenant. The Senior Credit Facilities will include a total net leverage ratio maintenance covenant, which will be tested on a quarterly basis, commencing with the first full fiscal quarter after consummation of the Senior Credit Facilities, and will be set at levels to be agreed by KKR Credit and the Borrower.

Other Terms. The Senior Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and other fundamental changes, prepayments of other certain indebtedness, liens and dividends and other distributions. The Senior Credit Facilities will also include customary events of default, including a change of control.

The funding of the Senior Credit Facilities is subject to, among other things, the accuracy in all material respects of certain specified representations and warranties; the substantially contemporaneous consummation of the Merger in accordance in all material respects with the Merger Agreement (without waiver or amendment thereof adverse in any material respect to the lenders without the consent of KKR Credit, in its capacity as the structuring advisor (such consent not to be unreasonably withheld, condition or delayed); the substantially contemporaneous consummation of the refinancing of the outstanding debt for borrowed money of NCI; delivery of certain historical financial information; delivery of reasonably requested information in connection with “know your customer” and anti-money laundering rules and regulations; the execution and delivery of definitive documentation; the payment of required fees and expenses; the execution of certain guarantees and the creation of certain security interests; and the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) as of the Expiration Time (as defined in the Merger Agreement).

The foregoing summary of certain provisions of the Senior Credit Facilities and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

Equity Financing. Parent has received an equity commitment letter (the “Equity Commitment Letter”), pursuant to which HIG has committed to contribute to Parent at the closing of the Merger (the “Closing”) an amount of cash consideration equal to $130.0 million to purchase equity securities of Parent solely for the purpose of funding, and to the extent necessary to fund, a portion of the amounts required to be paid by Parent or Purchaser under the Merger Agreement on the date of Closing (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of the Equity Financing is subject to (i) there having been no amendment or modification to the Merger Agreement that is not approved in writing by HIG, (ii) the satisfaction, or waiver by Parent, of all conditions precedent set forth in Section 6.1 of the Merger Agreement to Parent’s obligations to consummate the Merger and (iii) the substantially simultaneous closing and funding of the Debt Financing. The funding of the Equity Financing is further subject to, and will occur contemporaneous with, the Closing. HIG’s equity commitment is subject to reduction (x) in the event that the full amount of the equity commitment is not necessary in order to consummate the transactions contemplated by the Merger Agreement and (y) on a dollar for dollar basis for purchases in cash actually made by co-investors (including affiliates of HIG) of equity securities of, or for contributions to, Parent and used solely for the purpose of funding a portion of the amounts required to be paid by Parent or Purchaser under the Merger Agreement on the date of the Closing.

HIG’s obligation to fund its equity commitment will terminate automatically and immediately upon the earliest to occur of (i) the funding of the Equity Financing, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) NCI or any of its affiliates or representatives or agents asserting, filing or otherwise commencing, directly or indirectly, any lawsuit or other legal proceeding asserting a claim under, or action against, any affiliate of HIG (other than HIG itself) in connection with the Equity Commitment Letter, the Limited Guaranty (as defined below), the Merger Agreement, the Debt Commitment Letter or any transaction contemplated by such documents, other than certain exceptions for claims, actions or other proceedings brought in accordance with the Equity Commitment Letter, the Merger Agreement or the Limited Guaranty, or (iv) the occurrence of any event which, by the terms of the Limited Guaranty, is an event which terminates HIG’s obligations or liabilities under the Limited Guaranty.

NCI is a third party beneficiary of the rights granted to Parent under the Equity Commitment Letter (if and only if NCI is entitled to specific performance of Parent and Purchaser’s obligations to consummate the Offer and the Merger) solely for the purpose of seeking specific performance of Parent’s right to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter (solely to the extent that Parent can cause the Equity Financing to be funded pursuant to the terms of the Equity Commitment Letter).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guaranty. Concurrently with the execution and delivery of the Equity Commitment Letter, HIG executed and delivered to NCI a limited guaranty (the “Limited Guaranty”) in favor of NCI guaranteeing Parent’s obligations to pay: (i) the Parent Termination Fee (as described in Section 11—“The Merger Agreement; Other Agreements—Parent Termination Fee”), (ii) monetary damages to the extent permitted by Section 7.3(d) of the Merger Agreement (which acknowledges that the Parent Termination Fee constitutes reasonable liquidated damages in the circumstances when payable) and (iii) any expense reimbursements or indemnification obligations that become payable pursuant to Section 5.12(h) of the Merger Agreement (collectively, the “Guaranteed Obligations”); provided that the maximum aggregate liability of HIG will not exceed $21,698,000 (the “Guarantee Cap”) under the Limited Guaranty.

HIG’s obligations under the Limited Guaranty will terminate automatically and HIG will have no further obligations under the Limited Guaranty upon the earliest to occur of (i) the Closing, (ii) payment in full to NCI of the Guaranteed Obligations, (iii) termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be obligated to make a payment of the Guaranteed Obligations and (iv) the date that is 90 days after the termination of the Merger Agreement in accordance with its terms in any circumstances pursuant to which Parent would be obligated to make a payment in respect of the

Guaranteed Obligations, unless prior to the 90th day after such termination, NCI has commenced a suit, action or other proceeding against Parent alleging payment of any Guaranteed Obligations is due and owing or against HIG that amounts are due and owing from HIG pursuant to the Limited Guaranty; provided that if any such suit, action or other proceeding is commenced pursuant to the foregoing clause (iv), HIG shall have no further liability or obligation under the Limited Guaranty from and after the earliest of (w) the Closing, (x) a final, non-appealable resolution of such suit, action or proceeding determining that either Parent does not owe any Guaranteed Obligations or that HIG does not owe any amount pursuant to the Limited Guaranty, (y) a written agreement among HIG and NCI terminating the Guaranteed Obligations, and (z) satisfaction of the Guaranteed Obligations by HIG or Parent.

In addition, in the event that NCI or any of its respective affiliates, equityholders or agents assert in any action (a) that the provisions of the Limited Guaranty limiting the Guaranteed Obligations to the Guarantee Cap or the other provisions regarding the automatic termination of the Limited Guaranty are illegal, invalid or unenforceable or (b) asserting, filing or otherwise commencing, directly or indirectly, any lawsuit or other legal proceeding asserting a claim under, or action against, any affiliate of HIG (other than HIG itself) in connection with the Limited Guaranty, the Equity Commitment Letter, the Merger Agreement, the Debt Commitment Letter or any transaction contemplated thereby or otherwise relating thereto, in each case other than certain exceptions for claims, actions or other proceedings brought in accordance with the Equity Commitment Letter, the Merger Agreement or the Limited Guaranty, then (1) the obligations of HIG under the Limited Guaranty will terminate, (2) HIG will be entitled to recover any previous payments made under the Limited Guaranty and (2) neither HIG nor any of its affiliates will have any liability to NCI with respect to the transactions contemplated by the Merger Agreement or under the Limited Guaranty.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, as of the date hereof there are no alternative financing arrangements or alternative financing plans.

10. Background of the Offer; Past Contacts or Negotiations with NCI.

The following is a description of HIG’s participation in a process with NCI that resulted in the execution of the Merger Agreement. For a review of NCI’s activities relating to this process, please refer to NCI’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. References to HIG in this section may be references to affiliates and representatives of HIG, and to actions to be taken by or on behalf of Parent or Purchaser, entities that are controlled by HIG.

HIG is a private investment firm engaged in, among other activities, the making and managing of equity investments in and acquisitions of business organizations.

In November 2016 and January 2017, Charles Mills of HIG contacted representatives of NCI, expressing interest in meeting with Paul A. Dillahay, the Chief Executive Officer and President of NCI, to discuss a potential business relationship. In light of the management turnover in late 2016 and the embezzlement discovered in January 2017 (as further described in NCI’s Schedule 14D-9), there were no formal discussions between NCI and HIG during that time.

On February 22, 2017, Charles Mills and Jeff Kelly of HIG called Mr. Dillahay and the parties discussed NCI’s business operations following the previously announced embezzlement of Company funds by NCI’s former controller and HIG’s interest in potentially acquiring NCI.

On March 8, 2017, Messrs. Mills and Kelly called Mr. Dillahay, at which time HIG expressed an initial offer to acquire NCI at a purchase price of $18.00 per Share.

On March 10, 2017, Mr. Dillahay spoke with Mr. Kelly and advised him that NCI had received a written offer from another private equity firm and that HIG should consider raising its price to at least $20.00 per Share.

On March 13, 2017, Messrs. Mills and Kelly called Mr. Dillahay and indicated that NCI would be receiving a revised offer from HIG in the range of $19.00 to $21.00 per Share.

On March 15, 2017, HIG submitted a non-binding indication of interest in which it proposed to acquire all of the outstanding Shares on a fully diluted basis for a price in the range of $19.00 to $21.00 per Share in cash, subject to, among other things, completion of due diligence. HIG’s proposal represented a premium in the range of 29 to 42% to the closing share price on March 14, 2017 (the last trading day before NCI received HIG’s indication of interest) and 44 to 60% to the average of the volume-weighted average share price over the 12-month period ended March 14, 2017.

On April 17, 2017, NCI executed a confidentiality agreement with HIG and shared certain financial and operational information with them.

On April 19, 2017, H.I.G. submitted a revised non-binding indication of interest to NCI. HIG’s revised non-binding indication of interest proposed the acquisition of all outstanding Shares on a fully diluted basis for $19.00 per Share in cash, subject to, among other things, completion of due diligence. HIG’s proposal represented a 43% premium to the closing share price on April 18, 2017 (the last trading day before NCI received HIG’s indication of interest) and a 44% premium to the average of the volume-weighted average share price over the 12-month period ended April 18, 2017.

On April 23, 2017, a representative of Wells Fargo Securities, LLC (“Wells Fargo Securities”) notified HIG that there were competing offers and as a part of the NCI Board’s efforts to differentiate bids, it would be asked to review additional, non-public information, submit a marked merger agreement within one week, and submit an improved offer with committed financing in approximately three weeks. A draft merger agreement, which had been prepared by Paul Hastings LLP (“Paul Hastings”) as an “auction draft,” was provided to HIG at such time.

During late April 2017 and early May 2017, representatives of Paul Hastings held telephonic diligence meetings with representatives of HIG to discuss certain matters related to the embezzlement of funds by NCI’s former controller.

On April 28, 2017, on behalf of HIG, Kirkland & Ellis LLP (“Kirkland”) delivered a mark-up of the merger agreement to Paul Hastings. The revised draft proposed, among other things, a company termination fee of 4% of the aggregate purchase price (as compared to the 3.25% termination fee proposed by NCI in the auction draft of the merger agreement) and a reverse termination fee of 6% of the aggregate purchase price for NCI (as compared to the 10% reverse termination fee proposed by NCI in the auction draft of the merger agreement). Such reverse termination fee would become payable by HIG if HIG did not consummate the transaction following satisfaction of its closing conditions and its receipt of notice from NCI that it stood ready, willing and able to complete the closing, which fee was the sole and exclusive remedy of NCI (even in the event of HIG’s willful breach of the merger agreement). The revised draft also provided for a cap on the aggregate amount of consideration payable in the transaction, reimbursement of $3,000,000 in expenses of Parent, Purchaser and their respective affiliates by NCI in the event the merger agreement was terminated in certain circumstances (including in the event closing did not occur by the outside date, the Parent terminated the merger agreement due to NCI’s breach of its representations, warranties or covenants under the merger agreement in a manner that caused a failure of certain conditions to the Offer, or if a Triggering Event (as defined in the merger agreement) had occurred), eliminated NCI’s right to seek specific performance to fund the equity commitment and consummate the offer or the merger unless certain conditions had been met, and included a closing condition tied to the receipt of third-party consents under certain customer contracts.

On May 4, 2017, HIG sent a due diligence request list to NCI via Wells Fargo Securities. During May 2017 and June 2017, representatives of NCI and HIG had a series of in person and telephonic meetings to discuss business diligence matters.

On May 10, 2017, NCI management hosted a presentation for representatives of HIG (as well as their third-party advisors and financing sources). Representatives of Wells Fargo Securities and Stifel, Nicolaus & Company, Incorporated (“Stifel”) were also present at this presentation. The presentation included an overview of NCI’s business and growth opportunities, historical financial information, and management’s projected financials (described and discussed in NCI’s Schedule 14D-9 in the Section entitled “Certain Financial Projections”).

On May 16, 2017, after a representative of Wells Fargo Securities indicated to Mr. Kelly that a higher per share offer would be required to remain in the process, HIG submitted a revised non-binding proposal increasing the price per share it was willing to pay for NCI to $20.00 per Share in cash. HIG’s proposal represented a 16% premium to the closing share price on May 15, 2017 (the last trading day before NCI received HIG’s revised indication of interest) and a 51% premium to the average of the volume-weighted average share price over the 12-month period ended May 15, 2017. In addition, HIG delivered an initial draft of the debt commitment letter.

On May 26, 2017, a representative of Wells Fargo Securities informed HIG that in order to justify NCI granting HIG the exclusive right to negotiate a transaction with NCI, it would need to address certain economic points in its proposed offer, including improving its proposed offer price and increasing the amount of the reverse termination fee payable by HIG upon termination of the merger agreement in certain circumstances.

Later the same day, HIG contacted Wells Fargo Securities and informed them that while it would agree to increase the reverse termination fee from 6% to 7% of the aggregate purchase price for NCI, it could not increase its offer price of $20.00 per Share. HIG also provided a draft exclusivity agreement, which provided HIG with the exclusive right to negotiate a transaction with NCI through June 13, 2017 and the payment by NCI of $3,000,000 (as liquidated damages) in the event NCI breached the agreement.

Paul Hastings returned a draft of the exclusivity agreement to HIG, removing the obligation to pay $3,000,000 upon a breach of the agreement. Kirkland responded by modifying the relevant provision of the exclusivity agreement to provide that in the event of NCI’s breach thereof, NCI would reimburse HIG for reasonable and documented expenses actually incurred following the date of such agreement.

On May 27, 2017, representatives of Paul Hastings, Kirkland and HIG had a telephonic meeting to discuss the provision of the exclusivity agreement related to the payment of HIG’s costs and expenses in the event of a breach of the agreement. NCI agreed to pay HIG’s reasonable and documented costs and expenses if NCI breached the agreement in order to pursue an alternative transaction, and the parties executed the Exclusivity Agreement on the same date.

Between May 31, 2017 and June 16, 2017, representatives of Paul Hastings and Kirkland exchanged revised drafts of the merger agreement and participated in negotiations sessions, while HIG continued its due diligence review of NCI.

On June 2, 2017, Paul Hastings provided an initial draft of the tender and support agreement to Kirkland and between June 6, 2017 and June 26, 2017 exchanged revised drafts of the tender and support agreement and participated in several discussions regarding the tender of Shares held by Charles Narang, NCI’s founder and chairman, and certain of his affiliates, as well as the provisions of the tender and support agreement that would allow Mr. Narang to not tender his Shares (or to withdraw any previously tendered Shares) if the NCI Board were to change its recommendation with respect to the Offer. During these discussions, the representative of Paul Hastings informed the representative of Kirkland that under no circumstance would Mr. Narang agree to tender his Shares in favor of the transaction with HIG if the NCI Board were to change its recommendation with respect to the offer.

On June 6, 2017, Kirkland delivered initial drafts of the equity commitment letter and limited guaranty and during the period from June 6, 2017 through July 2, 2017, Paul Hastings and Kirkland exchanged revised drafts of such documents, as well as the debt commitment letter. On the same day, Paul Hastings delivered to Kirkland an initial draft of NCI’s disclosure schedules to the merger agreement.

On June 6, 2017, HIG indicated to a representative of Wells Fargo Securities that it would be seeking approval from its investment committee on June 9, 2017 and such approval, if received, would be conditional, and it was expected that HIG’s diligence teams would continue to finalize outstanding diligence over the coming days and throughout the weekend and HIG would be in a position to provide its final offer on June 13, 2017.

On the morning of June 8, 2017, Mr. Dillahay and a representative of Wells Fargo Securities spoke with Mr. Kelly regarding HIG’s due diligence process and the impending expiration of the exclusivity period on June 13, 2017. Mr. Kelly informed Mr. Dillahay that HIG may need an extension of the exclusivity period to complete its due diligence reports that were to be provided to its lenders in connection with the financing of the transaction, as well as to its insurer in connection with the purchase of representations and warranty insurance. Mr. Kelly proposed a two-week extension for exclusivity. Mr. Dillahay expressed concern to Mr. Kelly about HIG’s proposal and the delay it could cause.

On June 13, 2017, HIG and NCI agreed to extend the exclusivity period under the Exclusivity Agreement from June 13, 2017 to June 18, 2017.

Paul Hastings and Kirkland continued to negotiate the terms of the merger agreement and on June 16, 2017, the representative of Paul Hastings indicated that NCI would agree to (i) a termination fee in the event of NCI’s willful and material breach of the no-shop, (ii) be responsible for breaches of the no-shop by NCI’s representatives, (iii) allow the reverse termination fee payable by Parent to be NCI’s sole and exclusive remedy even if Parent willfully breached the merger agreement, and (iv) limit NCI’s recourse with respect to Parent and Purchaser’s financing sources and grant such financing sources third-party beneficiary rights under the merger agreement, in exchange for Parent and Purchaser’s agreement to drop its request for expense reimbursement upon certain terminations of the merger agreement and its request for a representation regarding the aggregate consideration payable under the merger agreement. A representative of Kirkland informed Paul Hastings that HIG was summarily rejecting NCI’s proposal and was not willing to compromise on the two points noted above as part of the exchange. The representative of Kirkland noted that HIG believed it had already moved significantly by increasing the reverse termination fee from 6% to 7% and that HIG believed its proposal, taken as a whole, was more than fair. HIG agreed to eliminate the closing condition tied to the receipt of third-party consents under certain customer contracts and to reimburse NCI $3,000,000 for expenses incurred by NCI and its affiliates in connection with the merger agreement in the event the merger agreement is terminated by NCI as a result of Parent’s breach of the agreement.

Between June 16, 2017 and June 29, 2017, Paul Hastings and Kirkland exchanged revised drafts of NCI’s disclosure schedules to the merger agreement and participated in several telephonic negotiation sessions while HIG continued its due diligence review of NCI and NCI responded to numerous due diligence requests from Kirkland.

At 11:59 p.m. on June 18, 2017, the exclusivity period under the Exclusivity Agreement expired, without renewal.

On June 19, 2017, Mr. Kelly informed representatives of Wells Fargo Securities that he had presented the proposed transaction to HIG’s investment committee, but did not receive its approval to enter into a definitive agreement regarding the proposed transaction at that time, and had to reach resolution regarding certain outstanding diligence matters before making a final determination as to whether to proceed with an acquisition of NCI. Mr. Kelly stated that HIG was still very interested in pursuing a transaction with NCI and invited Mr. Dillahay to New York City to meet with Rick Rosen, a member of HIG’s investment committee. HIG also reiterated that it was unwilling to increase its proposed offer price.

On June 20, 2017, Wells Fargo Securities informed HIG that it would coordinate such a meeting and that based on the outcome of such meeting the NCI Board expected a final decision from HIG by June 26, 2017 as to whether it was going to proceed with an acquisition of NCI.

On June 21, 2017, Mr. Dillahay and Bridget Medeiros, NCI’s Corporate Senior Vice President, Business Development, and a representative of Wells Fargo Securities met with Messrs. Kelly and Rosen and other representatives of HIG in New York City. During this meeting, Mr. Dillahay and Ms. Medeiros provided HIG with an overview of the Federal IT services market, NCI’s growth strategy under Mr. Dillahay’s leadership, including an overview of the experience of the NCI business development team, and growth potential.

On June 26, 2017, a representative of Wells Fargo Securities contacted a representative of HIG and stated that NCI was proposing transaction and retention bonuses for certain key employees in the aggregate amount of approximately $1.75 million.

On the same date, HIG informed a representative of Wells Fargo Securities that HIG’s investment committee had approved moving forward with the proposed acquisition of NCI at $20.00 per Share. HIG noted that it was still conducting confirmatory due diligence and had requested that it be able to conduct calls with certain customers prior to signing a merger agreement.

During the course of June 26, 2017 and June 28, 2017, Paul Hastings and Kirkland exchanged final drafts of the merger agreement, limited guaranty, equity commitment letter, tender and support agreement, and continued negotiations with respect to NCI’s disclosure schedules. During this time, Paul Hastings and Kirkland continued to negotiate expense reimbursement provisions in the merger agreement. The parties also discussed HIG’s reasons and process for obtaining representation and warranties insurance and how that process could impact the timing for signing.

On June 27, 2017, HIG informed a representative of Wells Fargo Securities that HIG’s due diligence was near completion and that NCI and HIG were planning to commence customer calls on Wednesday, June 28, 2017.

On June 27, 2017, a representative of Wells Fargo Securities contacted a representative of HIG and stated that the aggregate amount of the proposed transaction and retention bonuses would be $1.25 million, which amount included transaction bonuses for each of Mr. Dillahay, Mr. Narel, and Ms. Cappello in the amounts of $300,000, $100,000, and $100,000, respectively.

Late on the evening of June 28, 2017, Kirkland provided a revised draft of the debt commitment letter, and the next day Paul Hastings informed Kirkland that subject to receipt and review of the final executed version of same, it had no further comments on the debt commitment letter.

On June 29, 2017, HIG informed a representative of Wells Fargo Securities that HIG had completed its customer calls and due diligence and that the primary outstanding item was HIG’s receipt of its representations and warranty insurance binder.

On the same date, HIG was informed that the NCI Board had unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions; (iii) resolved to recommend that the stockholders of NCI accept the Offer and tender their Shares to Purchaser pursuant to the Offer; (iv) authorized that the Merger be effected pursuant to Section 251(h) and effected as soon as practicable following the consummation of the Offer; and (v) approved the Merger, the Offer, the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby for the purposes of exempting them from the restrictions of Section 203 of the DGCL on “business combinations” with “interested stockholders.”

Between June 29, 2017 and July 2, 2017, Parent continued to negotiate the final terms of the debt commitment letter with the Lender, and on the morning of July 2, 2017, Mr. Dillahay spoke with Mr. Kelly to discuss the status of the debt commitment letter and timing for signing the merger agreement and related transaction documents.

On July 2, 2017, the parties executed the Merger Agreement.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning NCI.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than 10 business days, after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer, accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date and, in any event, no later than three business days after the consummation of the Offer. If the Offer is consummated, each NCI stockholder will receive $20.00 for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, without interest thereon and subject to deduction for any withholding taxes. The Offer is initially scheduled to expire at 12:00 a.m. midnight, New York City time, at the end of the day on August 11, 2017, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of NCI, Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition; (vi) amend or modify any of the terms of the Offer in a manner that is adverse to the holders of Shares; or (vii) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Date) in a manner other than pursuant to and in accordance with the Merger Agreement.

Extensions of the Offer. The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in the Offer Price). Subject to Parent’s and NCI’s termination rights under the Merger Agreement, if as of any scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of NCI or any other person), extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as Parent, Purchaser and NCI may agree in writing), until such time as all conditions to the Offer are satisfied or waived. Purchaser cannot, however, without NCI’s written consent, extend the Offer beyond the earlier of 5:00 p.m., New York City time, on September 30, 2017 (the “Outside Date”) and the termination of the Merger

Agreement in accordance with the terms thereof, the provisions of which are summarized under “—Termination.”

If, as of any Expiration Date, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived by Parent or Purchaser, at the request of NCI, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and NCI may agree in writing) to permit such condition to the Offer to be satisfied. If, as of any Expiration Date, all conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent or Purchaser, then at the request of NCI, and on not more than two occasions, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and NCI may agree in writing) to permit the Minimum Condition to be satisfied. If, on or prior to any Expiration Date, Parent delivers a notice (a “Financing Extension Notice”) to the Company, representing that the full amount of the Debt Financing has not been funded and would not be available to be funded at the consummation of the Offer if the Expiration Date were not extended, Purchaser may extend (and re-extend) the Offer for one or more periods, in consecutive increments of up to 10 business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and NCI may mutually agree) to permit the funding of the Debt Financing. However, if Purchaser extends the Expiration Date by delivering such notice, NCI will be entitled to terminate the Merger Agreement and receive a termination fee of $19,698,000 from Parent. Without NCI’s prior written consent, however, Purchaser may not extend the Offer, nor will Purchaser be required to extend the Offer without its prior written consent, in each case beyond the earlier of the Outside Date and the termination of the Merger Agreement in accordance with the terms thereof.

Termination of the Offer. The Merger Agreement provides that Purchaser may not terminate or withdraw the Offer prior to the Expiration Date without the prior written consent of NCI, except in the event that the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that the Closing will take place as soon as practicable following the consummation of the Offer, or such other date as Parent and NCI mutually designate. The Merger will be effected under Section 251(h) of the DGCL.

At the Effective Time, Purchaser will be merged with and into NCI, with NCI continuing as the Surviving Corporation. All the properties, rights, privileges, powers and franchises of NCI and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, and duties of NCI and Purchaser will become debts, liabilities, obligations and duties of the Surviving Corporation.

The respective obligations of Parent, Purchaser and NCI to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) has irrevocably accepted for purchase all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser will be entitled to assert the failure of this condition if Purchaser fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer in breach of the Merger Agreement or the terms of the Offer; and

•

No order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or law or regulation or requirement, in each case enacted, promulgated, issued or entered by any governmental or quasi-governmental body of competent jurisdiction in the United States, is in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.

Effect on Capital Stock. At the Effective Time:

•	Each Share outstanding immediately prior to the Effective Time (other than (i) Cancelled Shares (as defined below), and (ii) Shares as to which the holder thereof has properly demanded and not otherwise lost appraisal rights in accordance with Section 262 of the DGCL (“Dissenting Shares”)) will be converted into the right to receive cash in an amount equal to the Merger Consideration, upon surrender of the certificate representing such Share (or, in the case of a lost, stolen, destroyed or mutilated certificate, upon delivery of an appropriate affidavit and/or bond if required by Parent or the payment agent) or non-certificated Share represented by book-entry, in each case in the manner provided in the Merger Agreement;

•	Each Share held by NCI or any subsidiary of NCI (or held in NCI’s treasury) immediately prior to the Effective Time, as well as each Share held by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time (collectively, the “Cancelled Shares”) will be cancelled and will cease to exist, and no consideration will be paid in exchange therefor; and

•	Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Options. Neither Parent nor Purchaser will assume any Options in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each outstanding Option, whether or not then exercisable or vested, by virtue of the Merger and without any action on the part of any holder of Options, will be cancelled and converted into the right to receive, promptly following the Effective Time, an amount in cash per Share subject to the Option equal to the excess, if any, of the Offer Price over the exercise price of such Option, without interest thereon and subject to deduction for any required withholding tax. However, if the exercise price per share of any Option is equal to or greater than the Offer Price, such Option will be cancelled and terminated without any payment of any consideration.

Treatment of Company RSAs. Neither Parent nor Purchaser will assume any Company RSA in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each outstanding Company RSA (which will be deemed to be fully vested), by virtue of the Merger and without any action on the part of the holder of such Company RSA, will be cancelled and converted into the right to receive, promptly following the Effective Time, an amount in cash, without interest thereon and subject to deduction for any required withholding tax, equal to the product of: (i) the Offer Price; and (ii) the number of Shares subject to such Company RSA.

Adjustments to the Offer Price. The Merger Agreement provides that if, during the period commencing on the date of the Merger Agreement and ending at the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price will be appropriately adjusted.

Certificate of Incorporation and Bylaws. The Merger Agreement provides that: (i) the certificate of incorporation of NCI will be amended and restated in its entirety as of the Effective Time to read as set forth in Exhibit C to the Merger Agreement, which is substantially the same as Purchaser’s certificate of incorporation, and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation, and (ii) the parties will take all necessary action such that the bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation.

Board of Directors and Officers at the Effective Time. The Merger Agreement provides that the parties will take all necessary action such that the directors of Purchaser serving in such capacity immediately prior to the

Effective Time will be the directors of the Surviving Corporation, until the earlier of their respective resignation or removal or their respective successors are duly elected or appointed and qualified, and the officers of NCI serving in such capacity immediately prior to the Effective Time will be the officers of the Surviving Corporation, until the earlier of their respective resignation or removal or their respective successors are duly elected or appointed and qualified.

Representations and Warranties. The Merger Agreement contains representations and warranties made by NCI to Parent and Purchaser and representations and warranties made by Parent and Purchaser to NCI. The representations, warranties and covenants set forth in the Merger Agreement (i) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iii) will not survive consummation of the Merger, (iv) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (vi) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement.

In the Merger Agreement, NCI made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	due organization and subsidiaries;

•	certificate of incorporation and bylaws;

•	authority and binding nature of the Merger Agreement;

•	capitalization;

•	SEC filings and financial statements;

•	interested party transactions;

•	absence of changes;

•	title to assets;

•	intellectual property;

•	contracts;

•	liabilities;

•	compliance with law;

•	governmental authorizations;

•	tax matters;

•	employee and labor matters and benefit plans;

•	real property and leaseholds;

•	insurance;

•	legal proceedings;

•	environmental matters;

•	non-contravention and consents;

•	opinions of financial advisors;

•	brokers;

•	customers and suppliers; and

•	information supplied.

Some of the representations and warranties in the Merger Agreement made by NCI are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, change, event, occurrence, condition, matter, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on: (i) the assets, financial condition, or results of operations of NCI and its subsidiaries, taken as a whole; or (ii) the ability of NCI to consummate the transactions contemplated by the Merger Agreement prior to the Outside Date; provided, however, except as it relates to clause (ii) above, none of the following, alone or in combination, will be deemed to constitute, or be taken into account when determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect: any effect, change, event, circumstance or development with respect to, or resulting from: (A) changes in the United States or global economy or capital markets in general; (B) changes that affect generally the industry in which NCI or its subsidiaries conduct business; (C) changes in applicable law or U.S. generally accepted accounting principles; (D) changes in the market price or trading volume of the Shares of Class A Common Stock (it being understood that, unless otherwise excepted by this paragraph, the underlying causes of any such change may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (E) failure(s) by NCI to meet any operating projections or forecasts, or published revenue or earnings predictions (it being understood that, unless otherwise excepted by this paragraph, the underlying causes of any such failure(s) may be considered for purposes of determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (F) any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; (G) certain events enumerated on a schedule to the Merger Agreement; (H) any events attributable to the taking of any action by NCI if that action is expressly required by the Merger Agreement, or with Parent’s or Purchaser’s consent, or the failure to take any action by NCI if that action is expressly prohibited by the Merger Agreement; (I) events attributable to the announcement or performance of the Merger Agreement or the consummation of the transactions contemplated thereby or the pendency of the Offer or the Merger (including the loss or departure of officers or other employees of NCI or any of its subsidiaries, or the termination, reduction (or potential reduction) or any other negative effect (or potential negative effect) on NCI or any of its subsidiary’s relationships or agreements with any of its licensors, licensees, customers, vendors, strategic partners, suppliers or other business partners); (J) any change that NCI can demonstrate was proximately caused by Parent unreasonably withholding its consent to any action enumerated under “—Interim Operations” and requested to be taken by NCI to Parent in writing; or (K) any effects resulting from any legal proceeding against NCI by the stockholders of NCI challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement; except, in the case of clauses (A), (B), (C) or (F), to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or state of facts have a disproportionate effect on NCI or its subsidiaries, taken as a whole, relative to other persons engaged in the industry in which NCI and its subsidiaries operate.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to NCI with respect to:

•	valid existence;

•	authority and binding nature of the Merger Agreement;

•	non-contravention and required filings and consents;

•	no legal proceedings challenging the Merger;

•	activities of Purchaser;

•	information supplied;

•	no other NCI representations or warranties;

•	financing;

•	brokers;

•	interested stockholder status;

•	the Limited Guaranty; and

•	solvency.

Interim Operations. Except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, as set forth in the applicable schedules to the Merger Agreement or as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, NCI has agreed to ensure that it conducts its business: (i) in the ordinary course and in accordance with past practices and to the extent consistent therewith: (A) use commercially reasonable efforts to maintain its assets and properties and to preserve in all material respects its current relationships with customers, employees, suppliers and other persons having material business dealings with NCI or any of its subsidiaries; (B) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice; and (C) use commercially reasonable efforts to preserve the goodwill and ongoing operations of its business; and (ii) in material compliance with all applicable laws.

Furthermore, except as expressly contemplated by the Merger Agreement and the schedules thereto, as required by applicable law, or as consented to in writing by Parent, during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, NCI may not, and will not authorize any of its subsidiaries to do any of the following:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (whether in stock, property or otherwise); adjust, split, combine or reclassify any capital stock; or acquire, redeem or otherwise reacquire any shares of capital stock or other securities, other than pursuant to NCI’s right to acquire a Company RSA held by a current employee, officer or director of NCI or any of its subsidiaries upon termination of such person’s employment;

•	sell, issue, grant, deliver, pledge or otherwise encumber or subject to any encumbrance or authorize the sale, issuance, grant, delivery, pledge or encumbrance or subjection to any encumbrance of: (i) any capital stock or other security; (ii) any equity award, option, call, warrant or right to acquire any capital stock or other security; or (iii) any instrument convertible into or exercisable or exchangeable for any capital stock or other security, but in each case subject to certain exceptions;

•	amend or otherwise modify any of the terms of any outstanding equity award, except as required by applicable law or as contemplated by the Merger Agreement;

•	amend or modify corporate governance documents of NCI or its subsidiaries;

•	acquire any equity interest in or business of any person or division thereof, or enter into any contract with respect to any such acquisition, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

•	divest, sell or otherwise dispose of or make any pledge of any of its assets (other than sales of inventory or services in the ordinary course of business) or, subject to certain exceptions, permit any of its assets to become subject to any liens or encumbrances;

•	incur or suffer to exist any indebtedness except for working capital borrowings incurred in the ordinary course of business and certain other indebtedness enumerated in the schedules to the Merger Agreement;

•	establish, adopt, enter into, terminate or amend any (i) employee plan, (ii) employment agreement in respect of any officer of NCI or any subsidiary of NCI, or (iii) any employment agreement (A) providing for a base salary amount of more than $150,000 per annum or (B) not terminable without notice and without liability to NCI or any NCI subsidiary;

•	implement any employee layoffs that would implicate the Worker Adjustment and Retraining Notification (WARN) Act;

•	except as required by the current terms of any employee plan or employment agreement made available to Parent prior to July 2, 2017: (i) pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of NCI’s employees or independent contractors or any former directors, employees, officers or independent contractors; (ii) grant or increase any severance or termination pay to any of NCI’s employees or any former directors, employees, officers or independent contractors; (iii) take any action to accelerate the vesting, payment or funding of compensation or benefits under an employee plan, an employment agreement or otherwise; or (iv) hire or terminate (other than for “cause”) any employee of NCI or its subsidiaries or independent contractor with annual compensation in excess of $150,000 (except that NCI may in the ordinary course of business consistent with past practice: (A) provide routine salary increases to employees in connection with NCI’s customary employee review process; (B) make customary bonus and profit-sharing payments in accordance with the current terms of plans or arrangements existing on July 2, 2017 and made available to Parent prior to such date; (C) enter into employment agreements with newly hired employees in the ordinary course of business that, individually or in the aggregate, will not otherwise result in a breach of this provision or result in material liability to Parent or the Surviving Corporation following the Closing; and (D) amend employee plans to the extent required by applicable law);

•	other than as required by U.S. general accepted accounting principles or SEC rules and regulations, change any of its methods of accounting or accounting policies or practices in any material respect;

•	enter into any contract that: (A) purports to limit, curtail or restrict the ability of NCI or any of its subsidiaries to compete in any business or with any person in any geographic area; (B) contains a grant of exclusivity; or (C) contains “most favored nation” terms by NCI or any of its subsidiaries to any other person, in each case except in the ordinary course of business and consistent with past practice;

•	settle any threatened or pending legal proceeding against NCI other than any legal proceeding that involves payment of less than $50,000 individually or $100,000 in the aggregate, does not involve injunctive or non-monetary relief and provides for a complete release of NCI and its subsidiaries;

•	enter into any affiliate transaction;

•	other than in the ordinary course of business consistent with past practice or as may be required by law, (A) amend, extend, or modify any material contract, or (B) enter into any new material contract;

•	sell, license, assign or abandon any material intellectual property of NCI, subject to exceptions for certain licenses and dispositions in the ordinary course of business;

•	assign or otherwise convey or transfer, or agree to assign or otherwise convey or transfer, to any person any government contract or government bid, or any account receivable relating thereto, whether as a security interest or otherwise;

•	terminate, cancel or make any changes to the structure, limits or terms and conditions of the insurance policies of NCI, including allowing policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

•	make, revoke or change any material tax election, adopt or change any tax accounting method or period, file any material amended tax return, enter into any closing agreement or settlement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment;

•	incur any capital expenditures or any related obligations or liabilities, except capital expenditures that are incurred in the ordinary course of business consistent with past practice and not in excess of $150,000 in the aggregate (excluding non-cash capitalization of software costs); or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation. From the date of the Merger Agreement, NCI, its subsidiaries and its and their respective Representatives (as defined below) were required to immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any offer or proposal (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction (as defined below) (an “Acquisition Proposal”). Subject to the paragraph below, at all times since the Merger Agreement was entered into and continuing until the earlier to occur of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms, NCI and its subsidiaries may not, and may not authorize or permit its or their respective directors, officers, employees, agents, attorneys, accountants, advisors and representatives (collectively, “Representatives”) to do any of the following:

•	solicit, initiate or take any action to knowingly encourage or knowingly induce or facilitate the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal;

•	other than informing persons of the non-solicitation provisions contained in the Merger Agreement, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or furnish to any person any non-public information or data with respect to or access to the properties of the Company in connection with an Acquisition Proposal;

•	enter into any agreement, arrangement or understanding (other than a confidentiality agreement) with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	approve, endorse or recommend an Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal; or

•	resolve, propose or agree to do any of the foregoing.

Notwithstanding anything to the contrary set forth in the non-solicitation provisions contained in the Merger Agreement, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal which was made or renewed on or after the date of the Merger Agreement (and did not result from a breach of the non-solicitation provisions contained in the Merger Agreement) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal (as defined herein), NCI may, upon a good faith determination by the Company Board (after receiving the advice of its outside legal counsel) that failure to take such action would be inconsistent with the Company Board’s fiduciary duties to NCI’s stockholders under applicable law:

•	furnish information with respect to NCI and its subsidiaries to the person making such Acquisition Proposal (and such person’s Representatives); provided, however, that NCI and such person enter into a confidentiality agreement; and provided further, that all material non-public information has been previously provided to Parent or is provided to Parent concurrently with its provision to such person; and

•	participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

Within 48 hours of receiving an Acquisition Proposal, NCI must promptly advise Parent in writing of NCI’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, the person proposing the Acquisition Proposal. NCI’s written notice to Parent must provide, among other things, the identity of the person making the Acquisition Proposal and the material terms and conditions of such Acquisition Proposal and a copy of such Acquisition Proposal. NCI must keep Parent reasonably informed of all material developments regarding the Acquisition Proposal.

The Company Board’s Recommendation. Subject to the terms described below, the Company Board unanimously (i) determined that the Merger Agreement transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of NCI and its stockholders; (ii) authorized and approved the Merger Agreement, the Tender Agreements, and the transactions contemplated thereby, including the Offer and the Merger; (iii) authorized that the Merger be effected pursuant to Section 251(h) of the DGCL; and (iv) recommended that NCI’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

The Merger Agreement provides that neither the Company Board nor any committee thereof will: (i) fail to make the Company Board Recommendation to NCI’s stockholders; (ii) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the Company Board or a committee thereof may, at any time prior to the Acceptance Time, take any of the following actions; provided, however, that prior to taking any such action, NCI complies with the requirements set forth under “—Notice Requirements”:

•	effect a Change in Company Board Recommendation in response to an Acquisition Proposal if (i) the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to NCI’s stockholders under applicable law, and (ii) the Company Board concludes in good faith, after consultation with NCI’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal;

•	effect a Change in Company Board Recommendation if, in response to any material event, development, circumstance, occurrence or fact that (i) was not known to the Company Board on July 2, 2017 (or if known, the magnitude or material consequences of which were not known and understood by the Company Board as of such date) and (ii) does not relate to the receipt, existence or terms of any Acquisition Proposal (each, an “Intervening Event”), the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to NCI’s stockholders under applicable law; and

•	terminate the Merger Agreement pursuant to its terms and enter into any merger, acquisition or other agreement which gives effect to any Acquisition Transaction (a “Company Acquisition Agreement”), but only if NCI receives an Acquisition Proposal that the Company Board concludes in good faith, after consultation with NCI’s financial advisor and outside legal counsel, constitutes a Superior Proposal and the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to enter into the Company Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties to NCI’s stockholders under applicable law.

Notice Requirements. Notwithstanding the above, NCI will not be entitled to make a Change in Company Board Recommendation or to terminate the Merger Agreement and enter into a Company Acquisition Agreement in connection with the preceding paragraph, unless: (i) NCI provides prior written notice to Parent that it is prepared to (A) make a Change in Company Board Recommendation (a “Recommendation Change Notice”), or (B) terminate the Merger Agreement pursuant to its terms in response to a Superior Proposal (a “Superior

Proposal Notice”), which notice must, if the basis for the proposed action by the Company Board is not related to a Superior Proposal, contain a description of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by the Company Board is a Superior Proposal, contain the identity of the person making such Superior Proposal, a description of the material terms and conditions of such Superior Proposal, including a copy of the Company Acquisition Agreement and any attachments thereto in the form to be entered into; and (ii) Parent does not make, within four business days after the receipt of such notice (as the same may be extended in accordance with this paragraph, the “Notice Period”), a proposal that would, in the good faith judgment of the Company Board (after consultation with outside legal counsel and, in the case of a Superior Proposal, NCI’s financial advisor and outside legal counsel), cause such Intervening Event to no longer form the basis for the Company Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be.

During the Notice Period, NCI must keep Parent reasonably informed of the status and material details of any such Acquisition Proposal, indication or request, and must promptly (but in no event later than one business day after receipt) provide to Parent copies of all correspondence and written materials sent or provided to NCI or any of its subsidiaries that describes the terms or conditions of such Acquisition Proposal. NCI and its financial and legal advisors must, during the Notice Period, permit Parent to make proposals to the Company Board regarding amendments to the terms and conditions of the Merger Agreement, and negotiate in good faith with Parent with respect to such proposals, so that such Acquisition Proposal ceases to constitute a Superior Proposal or the Intervening Event no longer forms the basis for the Company Board to effect a Change in Company Board Recommendation, if Parent, in its discretion, proposes to make such amendments (it being understood and agreed that there may be multiple extensions of the Notice Period). Any material changes with respect to such Intervening Event, or changes to the financial terms of or other material changes to such Superior Proposal, as the case may be, occurring prior to NCI effecting a Change in Company Board Recommendation or terminating the Merger Agreement pursuant to its terms will require NCI to provide to Parent a new Recommendation Change Notice or Superior Proposal Notice and a new three business day period for Parent to provide a new proposal.

For the purposes of this Offer to Purchase:

•	“Acquisition Transaction” means any transaction or series of related transactions involving: (a) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of NCI; or (ii) NCI issues securities representing more than twenty percent (20%) of the outstanding shares of any class of voting securities of NCI; (b) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (i) 20% or more of the consolidated net revenues of NCI, consolidated net income of NCI or consolidated book value of NCI; or (ii) 20% or more of the fair market value of the assets of NCI; or (c) any liquidation or dissolution of NCI.

•

“Superior Proposal” means a bona fide written Acquisition Proposal for an Acquisition Transaction (with all of the percentages included in the definition of Acquisition Transaction increased to 50%) that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel): (i) to be reasonably likely to be consummated if accepted; and (ii) to be more favorable to NCI’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination (a) all financial considerations; (b) the identity of the person making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on NCI, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board; and (e) any revisions to the terms of the Merger Agreement and the Offer proposed by Parent or Purchaser pursuant to the Merger Agreement following receipt of a Superior Proposal Notice.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of NCI’s and its subsidiaries’ current and former directors and officers. Specifically:

•	for a period of six years after the date on which Closing occurs, Parent will, and will cause NCI, the Surviving Corporation or any of their respective subsidiaries, as the case may be, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of NCI and each of its subsidiaries (in all of their capacities) (each, an “Indemnified Person”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by NCI or any of its subsidiaries pursuant to the certificate of incorporation and bylaws or equivalent organizational documents (in each case, including all amendments thereto) of NCI and each subsidiary of NCI (collectively, the “Company Charter Documents”) and the indemnification agreements in existence on the date of the Merger Agreement with any directors or officers of NCI or any of its subsidiaries; and (ii) include and cause to be maintained in effect in NCI or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the Merger date on which Closing occurs, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the applicable Company Charter Documents; provided that the provisions of the foregoing clause (ii) will be deemed to have been satisfied by NCI purchasing a “tail” policy in accordance with the Merger Agreement;

•	NCI will, prior to the Expiration Date, purchase a six year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the Indemnified Persons, or any other person entitled to the benefit of this paragraph, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by NCI, covering, without limitation, the Offer and the Merger; provided, however, that NCI will not be required to expend (in the aggregate for all six years) an amount in excess of 300% of the annual premium currently paid by NCI for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, NCI will obtain a policy with the greatest coverage available for a cost not exceeding such amount; and

•	Parent will cause NCI, the Surviving Corporation or any of their respective subsidiaries, as the case may be, to assume, honor and fulfill all obligations of NCI or any of its subsidiaries pursuant to any written indemnification agreements with the Indemnified Persons.

Reasonable Best Efforts. Each of Parent, Purchaser and NCI are required to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all governmental bodies and make all necessary registrations, declarations and filings with all governmental bodies, that are necessary to consummate the Offer and the Merger.

Anti-Takeover Laws. In the event that any “fair price,” “moratorium,” “control share acquisition” or other state anti-takeover or similar law is or becomes applicable to any of the transactions contemplated by the Merger

Agreement, NCI, Parent and Purchaser will use their respective reasonable best efforts to, and NCI and the Company Board will grant such approvals and take such actions within their control as are reasonably necessary to, ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in therein and otherwise to minimize the effect of such law on the transactions contemplated by the Merger Agreement.

Employee Matters. The Merger Agreement requires that during the one year period following the consummation of the Merger, Parent must, or must cause its subsidiaries to, provide employees who are employed by NCI or one of its subsidiaries as of the Effective Time (“Covered Employees”) with compensation and employee benefits that are in the aggregate, no less favorable than the compensation and benefits (in each case subject to certain exclusions relating to equity-based compensation, long-term incentives, change in control, retention, transition, stay or similar arrangements, defined benefit pension benefits, nonqualified or deferred compensation benefits, equity-based benefits and retiree benefits) being provided to Covered Employees immediately prior to the Effective Time.

For purposes of employee benefit plans of Parent or the Surviving Corporation, Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent or the Surviving Corporation medical, dental, or vision plan to the same extent such limitation would have been waived or satisfied under the comparable employee plan that the Covered Employee participated in immediately prior to coverage under such plan; and (ii) use commercially reasonable efforts to provide each Covered Employee with credit under any Parent or the Surviving Corporation medical, dental or vision plan for any copayments and deductibles paid during 2017 to the same extent such credit was given under the comparable employee plan that the Covered Employee participated in immediately prior to coverage under such plan, in satisfying any applicable deductible or out-of-pocket requirements under such plan.

As of the Effective Time and thereafter, Parent will recognize, or will cause the Surviving Corporation and their respective subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to NCI or its subsidiaries (or any predecessor entities of NCI or any of its subsidiaries) for vesting, benefit accruals and eligibility purposes under any employee benefit plans to the same extent such service is credited under a comparable employee plan (other than any equity-based plan) for the same purpose. In no event will anything contained in the preceding sentence result in any duplication of benefits or compensation for the same period of service.

Pursuant to the terms of the Merger Agreement, nothing will be construed to limit the right of Parent, any of its subsidiaries (including, following the Effective Time, the Surviving Corporation or any of its subsidiaries) or any of their respective affiliates to amend, modify or terminate any employee plan or agreement or other benefit or compensation plan, policy, program, contract, agreement or arrangement, nor will anything be construed to require Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular Covered Employee for any fixed period of time, or be construed to confer on any person any right to employment or service or any particular term or condition of employment or service, following the Effective Time.

Efforts to Obtain Financing. The Merger Agreement provides that each of Parent and Purchaser will use its reasonable best efforts to arrange the Debt Financing and consummate the Debt Financing in a timely manner on the terms and conditions set forth in the Debt Commitment Letter (including any “market flex” provisions related thereto), including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter in accordance with its terms; (ii) comply with its obligations under the Debt Commitment Letter; (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter or as such terms, but not conditions, may otherwise be agreed (including any “market flex” provisions related thereto); (iv) satisfy on a timely basis all conditions to the Debt Financing that are applicable to, and within the control of, Parent,

Purchaser and their respective subsidiaries in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter; and (v) consummate the Debt Financing at or prior to the Acceptance Time.

Parent and Purchaser may not permit any amendment or modification to be made to the Debt Commitment Letter or the Equity Commitment Letter (together, the “Financing Letters”) if such amendment or modification would be reasonably expected to: (i) reduce the aggregate amount of the Debt Financing (unless the Equity Financing is increased by a corresponding amount); (ii) impose new or additional conditions to the Financing, expand any of the conditions to the Financing or otherwise amend or modify any of the conditions to the Financing in a manner that would materially delay or prevent the consummation of the Merger or make funding of the Financing less likely to occur; (iii) adversely impact in any material respect the ability of NCI (as a third party beneficiary of the Equity Commitment Letter), Parent or Purchaser to enforce its respective rights against the other parties to the Financing Letters or the definitive agreements with respect thereto; or (iv) prevent or materially delay the consummation of the Financing or the consummation of the Offer or the Merger.

If any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter, each of Parent and Purchaser must use its respective reasonable best efforts to, as promptly as practicable following the occurrence of such event: (i) obtain alternative debt financing from alternative sources on terms and conditions not materially less favorable in the aggregate to Parent and Purchaser than those set forth in the Debt Commitment Letter and in an amount sufficient, when added to the portion of the Financing that is still available and available cash on hand, to consummate the transactions contemplated by the Merger Agreement and (ii) obtain one or more new financing commitment letters with respect to such alternative debt financing, which new Debt Commitment Letter will replace the existing Debt Commitment Letter in whole or in part; provided, however, that such alternative debt financing (including any commitments therefor) may not have any terms and conditions that (1) taken as a whole, are materially less favorable than those in the existing Debt Commitment Letter and (2) would reasonably be expected to prevent or materially delay the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Parent and Purchaser have agreed to keep NCI reasonably informed as to the status of its efforts to arrange the Financing or any alternative debt financing and to promptly provide NCI with copies of all executed amendments, modifications or replacements of Debt Commitment Letters related to the Financing. The Merger Agreement also requires Parent and Purchaser to promptly notify NCI of any written repudiation or termination or material breach by any party to the Financing Letters of which Parent, Purchaser or their affiliates become aware or if for any reason either Parent or Purchaser in good faith no longer believes that one of Parent or Purchaser will be able to obtain all or any portion of the Financing. Parent will provide any information reasonably requested by NCI relating to any of the circumstances referred to in the previous sentence as soon as reasonably practical after such information is requested by NCI.

Each of Parent and Purchaser has acknowledged and agreed that under the terms of the Merger Agreement, Parent’s and Purchaser’s obligation to consummate the Offer and the Merger is not in any way contingent upon or otherwise subject to Parent’s and Purchaser’s consummation of the Financing or any other financing arrangements, Parent’s and Purchaser’s obtaining of the Financing or any other financing or the availability, grant, provision or extension of the Financing or any other financing to Parent and Purchaser.

Financing Cooperation. NCI has agreed to use reasonable best efforts, and to cause each of its subsidiaries and its and their respective representatives, to use reasonable best efforts, to provide Parent, at Parent’s sole expense, with all cooperation reasonably requested by Parent to assist it in the arrangement, syndication and consummation of the Debt Financing. Such assistance will include, among other things, participation by the senior management team of NCI in the marketing activities undertaken in connection with the marketing of the Debt Financing (including due diligence sessions), the preparing and furnishing of all available pertinent financial information and disclosures relating to NCI as may be reasonably requested by Parent to assist in preparation of the financing documents, participation by senior management in the negotiation of definitive financing documents, facilitating the execution of definitive financing documents, the pledging of collateral and the granting of security interests, cooperating in the prepayment and termination of any indebtedness required by the Debt Commitment Letter to be terminated and furnishing all information required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering regulations.

Whether or not the Closing occurs, Parent has agreed to promptly reimburse NCI for all reasonable and documented out-of-pocket costs and expenses (including legal and accounting fees and expenses) incurred by NCI in connection with providing the support and cooperation described in this section. Parent has also agreed to indemnify and hold harmless NCI and its subsidiaries, and each of their respective directors, officers, employees, agents and other representatives, from and against any and all losses, damages, claims or expenses suffered or incurred by any of them in connection with the Debt Financing, except to the extent resulting from, or by reason of information provided by or at the direction of NCI, its subsidiaries or their respective Representatives, or to the extent that such losses directly or indirectly resulted from or arose out of the willful misconduct, bad faith or gross negligence of NCI, its subsidiaries or their respective representatives.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to notifications of certain events, access to information, public statements, director resignations, stockholder litigation, confidentiality, stock exchange delisting, the transfer of intellectual property and certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Parent and NCI;

•	by either Parent or NCI, upon written notice to the other party, if the Acceptance Time has not occurred on or prior to the Outside Date; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Acceptance Time to occur by the Outside Date was proximately caused by a breach or inaccuracy of such party’s representations, warranties, covenants, obligations or agreements contain in the Merger Agreement such that the other party has the right to terminate the Merger Agreement because of such breach;

•	by either Parent or NCI, upon written notice to the other party, if the Offer is terminated or withdrawn pursuant to the terms of the Merger Agreement without any Shares being purchased thereunder; provided, however, that neither party will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Shares to be purchased was proximately caused by a breach or inaccuracy of any of such party’s representations, warranties, covenants, obligations or agreements under the Merger Agreement such that the other party has the right to terminate the Merger Agreement because of such breach; or

•	by either Parent or NCI, upon written notice to the other party, if any governmental body or quasi-governmental body of competent jurisdiction in the United States has: (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, or (ii) issued or granted any restraint that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States; provided, however, that neither Parent nor NCI will be permitted to terminate the Merger Agreement pursuant to this provision if the issuance of such final, non-appealable restraint is proximately caused by the failure of such party to perform in any material respect its obligations under the Merger Agreement such that the other party has the right to terminate the Merger Agreement because of such breach;

by NCI:

•	upon written notice to Parent, if: (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement for more than two business days following the time required for commencement therein; provided, that NCI will not have the right to terminate the Merger Agreement pursuant to this provision if NCI is, or has at any time been, in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in any manner that would impede or frustrate the ability of Parent or Purchaser to comply with its obligations under the Merger Agreement; or (ii) Purchaser terminates or makes any material change to the Offer in violation of the terms of the Merger Agreement;

•	upon written notice to Parent, if: (i) there has been a material breach or material failure to perform of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement; or (ii) any representation or warranty of Parent and Purchaser set forth in Article 4 of the Merger Agreement was inaccurate when made or has become inaccurate, that would, in either case, have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer and the Merger, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured by the Outside Date;

•	upon written notice to Parent, if the Company Board determines to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal and concurrently with such termination enters into a Company Acquisition Agreement and pays to Parent the Company Termination Fee (as defined below);

•	upon written notice to Parent, if: (i) the conditions set forth in Annex A of the Merger Agreement (i.e., the conditions to the Offer) have been satisfied or waived on the Expiration Date (other than those conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied); (ii) the full proceeds to be provided to Parent and Purchaser by the Debt Financing or any alternative debt financing are not available to Parent or Purchaser on the terms of the applicable Debt Commitment Letter to consummate the Offer when required in accordance with the terms of the Merger Agreement; (iii) NCI has given notice in writing representing that it is ready, willing and able to complete the Closing; and (iv) Purchaser has failed to consummate the Offer within three business days following the Expiration Date; provided that, notwithstanding anything to the contrary, no party will be permitted to terminate the Merger Agreement because the Acceptance Time has not occurred on or prior to the Outside Date during any such three business day period; or

•	at any time prior to the Acceptance Time if Parent has delivered one or more Financing Extension Notices to NCI pursuant to the Merger Agreement.

by Parent:

•	if a Triggering Event (as defined below) has occurred; or

•	upon written notice to NCI, if: (i) there has been (A) a material breach of or material failure to perform any covenant or agreement on the part of NCI set forth in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Offer, or (B) a breach of any representation or warranty of NCI which breach would give rise to the failure of a condition to the Offer; and (ii) such breach or failure to perform is not curable by NCI by the Outside Date or, if curable, is not cured by NCI by the earlier of (x) 30 days following receipt of written notice of such breach or failure to perform from Parent and (y) the Outside Date.

A “Triggering Event” will be deemed to have occurred if: (i) the Company Board or any committee thereof effects a Change in Company Board Recommendation (whether or not in compliance with the Merger Agreement); (ii) NCI fails to include the Company Board Recommendation in the Schedule 14D-9; (iii) the Company Board or any committee thereof approves, endorses, adopts, recommends or otherwise deems advisable any Acquisition Proposal; (iv) NCI executes any contract relating to any Acquisition Proposal other than as expressly permitted pursuant to the terms of the Merger Agreement; (v) an Acquisition Proposal (or any inquiry related thereto) has been publicly announced or disclosed and NCI fails to issue a press release that reaffirms the Company Board Recommendation within five business days after such Acquisition Proposal is announced or disclosed; (vi) the Company Board fails to publicly reaffirm its recommendation of the Merger Agreement within five business days after Parent so requests in writing in response to an Acquisition Proposal or revision thereof or proxy solicitation or threatened proxy solicitation or other publicly disclosed campaign or effort to solicit opposition to the transactions contemplated by the Merger Agreement; (vii) a tender or exchange offer relating to securities of NCI (other than the Offer) is commenced and NCI has not sent to its security holders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that NCI recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement; or (viii) there has been a willful and material breach of the requirements set forth under “—No Solicitation.”

Effect of Termination. In the event of the termination of the Merger Agreement as provided under “—Termination,” the Merger Agreement will be of no further force or effect; provided, however, that (i) certain provisions of the Merger Agreement and the Limited Guaranty will survive the termination of the Merger Agreement and will remain in full force and effect, and (ii) the termination of the Merger Agreement will not relieve any party from liability or damages arise out of its willful and material breach of the Merger Agreement prior to such termination.

Expense Reimbursement. In the event that the Merger Agreement is terminated by Parent or NCI because the Acceptance Time has not occurred by the Outside Date or by Parent because of a material breach of a covenant or a representation or warranty by NCI and provided that, solely with respect to a termination because the Acceptance Time has not occurred by the Outside Date, as of such termination (i) the Minimum Condition has not been satisfied but all other conditions to the Offer and the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Acceptance Time or the Effective Time, as applicable, provided that such conditions are reasonably capable of being satisfied) and (ii) Purchaser has continuously extended the Offer in accordance with the Merger Agreement up to and until the Outside Date, then NCI will reimburse Parent $3,000,000 in respect of expenses incurred by Parent, Purchaser and their respective affiliates in connection with the Merger Agreement and the transactions contemplated thereby (the “Parent Expense Reimbursement”), without need for supporting documentation. In the event that the Merger Agreement is terminated by NCI because of a material breach of a covenant or a representation or warranty by Parent or Purchaser, then Parent will reimburse NCI $3,000,000 in respect of expenses incurred by NCI and its affiliates in connection with the Merger Agreement and the transactions contemplated thereby (the “Company Expense Reimbursement”), without need for supporting documentation. Notwithstanding the foregoing, the payment by NCI of any Parent Expense Reimbursement will not relieve NCI of any subsequent obligation to pay the amount set forth under “—Company Termination Fee” below, except to the extent indicated described thereunder and the payment by Parent of any Company Expense Reimbursement will not relieve Parent of any subsequent obligation to pay the amount set forth under “—Parent Termination Fee” below, except to the extent described thereunder.

Company Termination Fee. NCI has agreed to pay Parent $11,256,000 (the “Company Termination Fee”) (less any amount previously paid to Parent pursuant to the provisions set forth under “—Expense Reimbursement”) if:

•	the Merger Agreement is validly terminated (i) by Parent as a result of the occurrence of a Triggering Event pursuant to the terms of the Merger Agreement, or (ii) by NCI as a result of NCI entering into a definitive Company Acquisition Agreement providing for a Superior Proposal pursuant to the terms of the Merger Agreement; or

•	(i) after the date of the Merger Agreement, an Acquisition Proposal has become publicly known or has been publicly delivered to the Company Board and not withdrawn, (ii) the Merger Agreement is subsequently terminated (1) by Parent or NCI because the Acceptance Time has not occurred by the Outside Date, where the failure of Purchaser to accept Shares for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied, (2) by Parent or NCI because the Offer was terminated or withdrawn pursuant to the terms of the Merger Agreement without any Shares being purchased thereunder, where the failure of Purchaser to accept Shares for payment pursuant to the Offer is attributable to the failure of the Minimum Condition to be satisfied, or (3) by Parent because of a material breach of a covenant or a representation or warranty by NCI, and (iii) within 12 months after such termination (x) NCI enters into a definitive agreement with respect to any Acquisition Proposal or (y) any Acquisition Transaction is consummated.

Subject to the remedies described under “—Availability of Specific Performance,” each of Parent and Purchaser have acknowledged and agreed on behalf of themselves and their affiliates that their receipt of the Company Termination Fee, together with the reimbursement of any applicable expenses and interest in accordance with the Merger Agreement, will constitute the sole and exclusive remedy under the Merger Agreement of Parent, Purchaser and any related party against NCI or any related party, and the receipt of the Company Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser and its related parties in connection with the Merger Agreement (and the termination thereof), the Offer, the Merger and the other transactions contemplated thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any related party will be entitled to bring or maintain any legal proceeding against NCI or any related party arising out of or in connection with the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

Parent Termination Fee. Parent has agreed to pay NCI $19,698,000 (the “Parent Termination Fee”) if:

•	(i) the conditions to the Offer have been satisfied or waived on the Expiration Date (other than those conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied); (ii) the full proceeds to be provided to Parent and Purchaser by the Debt Financing or any alternative debt financing are not available to Parent or Purchaser on the terms of the applicable Debt Commitment Letter to consummate the Offer when required in accordance with the terms of the Merger Agreement; (iii) NCI has given notice in writing representing that it is ready, willing and able to complete the Closing; and (iv) Purchaser has failed to consummate the Offer within three business days following the Expiration Date; or

•	Parent has delivered one or more Financing Extension Notices to NCI pursuant to the Merger Agreement.

Subject to the remedies described under “—Availability of Specific Performance,” NCI has acknowledged and agreed on behalf of itself and its affiliates that its receipt of the Parent Termination Fee, together with the reimbursement of any applicable expenses and interest and any indemnification relating to NCI’s cooperation in the Financing in accordance to the Merger Agreement, will constitute the sole and exclusive remedy under the Merger Agreement of NCI and its related parties against Parent, Purchaser and any of their related parties and any financing source, and the receipt of the Parent Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by NCI and its related parties and any other person in connection with the Merger Agreement (and the termination thereof), the Offer, the Merger, the Financing Letters and the other transactions contemplated thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither NCI nor any related party will be entitled to bring or maintain any legal proceeding or seek any other remedy against Parent, Purchaser or any of their related parties or any financing source (except for any legal proceeding brought or maintained or remedy sought against in accordance with the Limited Guaranty or the Equity Commitment Letter) arising out of or in connection with the Merger Agreement, the Offer, the Merger, the Financing Letters, or any of the other transactions contemplated thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

Notwithstanding anything to the contrary in the Merger Agreement, while NCI may pursue both a grant of specific performance and the payment of the Parent Termination Fee, in each case in accordance with the Merger Agreement, under no circumstances will NCI or its affiliates be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Parent Termination Fee.

Availability of Specific Performance. Parent, Purchaser and NCI have agreed that in the event that any of the provisions of the Merger Agreement are not performed in accordance with the terms thereof or are otherwise breached, the party seeking to enforce the Merger Agreement against a nonperforming party under the Merger Agreement will be entitled to specific performance and the issuance of injunctive and other equitable relief. Notwithstanding anything in the Merger Agreement to the contrary, NCI will not be entitled to enforce or seek to enforce specifically Parent’s and Purchaser’s obligations to consummate the Offer or effect the Merger unless (i) all of the conditions to the Offer and the conditions to the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Acceptance Time and the Closing, as applicable, provided that such conditions are reasonably capable of being satisfied), (ii) NCI has given notice in writing to Parent representing that it is ready, willing and able to complete the Closing, (iii) the full amount of the Debt Financing has been funded or will be funded at the Closing and (iv) Parent and Purchaser have failed to complete the Closing by the date the Closing is required to have occurred pursuant to the Merger Agreement.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Equity Commitment Letter and Limited Guaranty

The descriptions of the Equity Commitment Letter and the Limited Guaranty included in Section 9—“Source and Amount of Funds—Equity Financing” and “—Limited Guaranty” are incorporated into this Section 11 by reference.

Exclusivity Agreement

On May 27, 2017, NCI and H.I.G. Middle Market, LLC (“HIGMM”) entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which NCI agreed not to solicit, negotiate, accept, encourage, consider or otherwise pursue any acquisition proposal, other than with HIGMM, during the period starting on the date thereof and ending on June 13, 2017. NCI further agreed, during such period, to provide HIGMM with access to information regarding, and personnel of, NCI for purposes of HIGMM’s due diligence review. On June 13, 2017, NCI and HIGMM agreed to amend the Exclusivity Agreement to extend the period of exclusivity until June 18, 2017, at which time the exclusivity period expired without further extension. This summary of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference.

Tender Agreement

Charles Narang, the Chairman of the Company Board, solely in his capacity as a stockholder of NCI, has entered into a tender and support agreement with Parent and Purchaser, dated July 2, 2017 (the “Tender Agreement”).

The Tender Agreement provides that, no later than 10 business days after the commencement of the Offer, Mr. Narang will tender into the Offer all outstanding Shares Mr. Narang beneficially owns as of the date of the Tender Agreement or of which Mr. Narang acquires beneficial ownership after such date until the Expiration Date (the “Subject Shares”) (unless the Tender Agreement is earlier validly terminated or a Change in Company Board Recommendation occurs, in which case, any obligation to tender the Subject Shares becomes null and void). Mr. Narang may not withdraw the Subject Shares unless (a) a Change in Company Board

Recommendation occurs, (b) the Tender Agreement is validly terminated or (c) the Offer is terminated in accordance with the terms of the Merger Agreement. The Tender Agreement also restricts the transfer of the Subject Shares held by Mr. Narang.

The Tender Agreement terminates on the earliest to occur of such date and time as (i) the Merger Agreement has been terminated for any reason, (ii) the Merger has become effective in accordance with the terms and provisions of the Merger Agreement, (iii) Parent has acquired all of the Subject Shares of Mr. Narang, whether pursuant to the Merger or otherwise; (iv) any amendment, change or waiver to the Merger Agreement is effected without Mr. Narang’s consent that (a) decreases the amount, or changes the form or (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) timing of consideration payable to all of the stockholders of NCI pursuant to the terms of the Merger Agreement; or (b) materially and adversely affects Mr. Narang; or (v) is agreed to in writing by Parent and Mr. Narang.

Pursuant to the Tender Agreement, Mr. Narang has agreed to tender 4,617,659 Shares, or approximately 33.9% of the Shares outstanding on July 2, 2017 and approximately 31.7% of the fully diluted Shares outstanding on July 2, 2017 (in each case assuming the conversion of all shares of Class B Common Stock to shares of Class A Common Stock).

This summary of the Tender Agreement is qualified in its entirety by reference to the full text of the Tender Agreement, a copy of which is filed as Exhibit (d)(6) to the Schedule TO, which is incorporated herein by reference.

Confidentiality Agreement

In April 2017, NCI and HIGMM entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with Parent’s evaluation of the potential acquisition of NCI. Under the Confidentiality Agreement, HIGMM agreed, subject to certain exceptions, to keep confidential any non-public information concerning NCI and agreed to certain non-solicitation provisions relating to NCI’s employees for a period of 12 months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

12. Purpose of the Offer; Plans for NCI.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, NCI. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in NCI or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in NCI. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of NCI.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of NCI’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of NCI in accordance with Section 251(h) of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of NCI will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, as set forth below.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Stockholders should recognize that the value determined in a judicial process could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment shall be made to such holders of Shares represented by certificates upon surrender by those stockholders of the certificates representing their Shares to NCI and, in the case of holders of uncertificated Shares, forthwith. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL for their Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to NCI a written demand for appraisal of Shares held, which demand must reasonably inform NCI of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for the Shares. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and NCI believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning NCI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for NCI. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be identical to the certificate of incorporation set forth as Exhibit C to the Merger Agreement, which is substantially the same as Purchaser’s certificate of incorporation, and the Surviving Corporation’s bylaws will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. NCI’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of NCI will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of NCI and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of NCI during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of NCI’s business, operations, capitalization and management with a view to optimizing development of NCI’s potential. Possible changes could include changes in NCI’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of NCI’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of NCI’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of NCI’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of NCI’s current management and Parent, Purchaser or HIG, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all. Any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

In the normal course of its business of investing, HIG may pursue acquisitions of other companies in NCI’s industry and look to combine those companies with NCI. HIG has submitted a nonbinding indication of interest with respect to one such potential acquisition and is subject to a confidentiality agreement that prohibits it from disclosing the name of the target company or details of HIG’s offer. Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving NCI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of NCI or any of its subsidiaries, (iii) any change in the Company Board or management of NCI, (iv) any material change in NCI’s capitalization, indebtedness or dividend policy, (v) any other material change in NCI’s corporate structure or business, (vi) a class of securities of NCI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of NCI being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Acceptance Time.

Nasdaq Listing. The Class A Common Stock is listed on the Nasdaq Global Select Market. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Class A Common Stock will no longer meet the requirements for continued listing on the Nasdaq Global Select Market because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to and will cause the Company to delist the Class A Common Stock from the Nasdaq Global Select Market.

Exchange Act Registration. The Class A Common Stock currently are registered under the Exchange Act. The purchase of the Class A Common Stock pursuant to the Offer may result in the Class A Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the Class A Common Stock may be terminated by NCI upon application to the SEC if the outstanding Class A Common Stock is not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Class A Common Stock.

Parent intends to seek to cause NCI to apply for termination of registration of the Class A Common Stock as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Class A Common Stock under the Exchange Act would reduce the information required to be furnished by NCI to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Class A Common Stock. In addition, if the Class A Common Stock is no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to NCI. Furthermore, the ability of “affiliates” of NCI and persons holding “restricted securities” of NCI to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Class A Common Stock is not terminated prior to the Merger, then the registration of the Class A Common Stock under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Class A Common Stock are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using shares of such Class A Common Stock as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Class A Common Stock may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Class A Common Stock would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, NCI will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Date unless, immediately prior to the applicable Expiration Date:

(i) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act has expired or been terminated;

(ii) there have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares (excluding, for the avoidance of doubt, all Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been “received” (as such term is defined in Section 251(h) of the DGCL) by the depositary in settlement or satisfaction of such guarantee prior to the Expiration Date) which, upon consummation of the Offer (for the avoidance of doubt, assuming that the shares of Class B Common Stock validly tendered and not validly withdrawn will convert to shares of Class A Common Stock at the time of the consummation of the Offer), when added (without duplication) to any Shares then owned, directly or indirectly by Purchaser, Parent and any other subsidiaries of Parent, collectively represent as of the Expiration Date at least a majority of the voting power of the sum of (i) the aggregate voting power of the Shares outstanding immediately after the consummation of the Offer; and (ii) the aggregate voting power of the Shares that NCI may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof;

(iii) as of immediately prior to the Expiration Date there is not any order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or any supranational, federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, act, judgment, resolution, ordinance, code, edict, order, decree, rule, regulation, ruling or requirement enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by or under the authority of any governmental body of competent jurisdiction in the United States, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger;

(iv) the representations and warranties of NCI contained in the Merger Agreement:

(A) set forth in Section 3.4 and Section 3.7(b), which relate to NCI’s capitalization and the absence of any event that has had, or would reasonably be expected to have, a Company Material Adverse Effect, were as of July 2, 2017, and are as of the Expiration Date, true and correct in all respects as though made on and as of such date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date) (other than any inaccuracies in the representations and warranties set forth in Section 3.4 that do not individually or in the aggregate increase the aggregate consideration required to be paid by Parent and/or Purchaser under Article 1 and Article 2 of the Merger Agreement by more than a de minimis amount);

(B) set forth in Section 3.1(a), Section 3.1(c), Section 3.3 and Section 3.22, which relate to, among other things, the due organization and corporate power of NCI and its subsidiaries and the due authorization of NCI to enter into the Merger Agreement and perform the transactions contemplated thereby, were as of July 2, 2017, and are as of the Expiration Date, true and correct in all material respects (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and

(C) set forth in Article 3 but not referenced by the foregoing clauses (A) and (B) were as of July 2, 2017, and are as of the Expiration Date, true and correct (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualifiers), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v) NCI has performed or complied in all material respects with its obligations and covenants under the Merger Agreement, in each case, on or prior to the expiration of the Offer;

(vii) Parent has received prior to the Acceptance Time a certificate executed by the chief executive officer or chief financial officer of NCI confirming on behalf of NCI that the conditions set forth in clauses (iv) and (v) above are duly satisfied immediately prior to Acceptance Time; and

(viii) the Merger Agreement has not been terminated in accordance with its terms.

Purchaser expressly reserves the right (but is not obligated) to at any time, and from time to time, in its sole discretion waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of NCI, Purchaser may not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions of the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition; (vi) amend or modify any of the terms of the Offer in a manner that is adverse to the holders of Shares; or (vii) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Date) in a manner other than pursuant to and in accordance with Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by NCI with the SEC and other publicly available information concerning NCI, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to NCI’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to NCI’s business, or certain parts of NCI’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Delaware, where NCI is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, NCI is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the Merger Agreement, the Tender Agreement and the consummation of the transactions contemplated thereby.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and NCI, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 17, 2017, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on August 1, 2017, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Parent’s or the Company’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of NCI or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is being made to all holders of Shares other than NCI. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning NCI.”

SCHEDULE I

Directors and Executive Officers of Parent and Purchaser and Certain Related Parties

1. Parent. Cloud Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware, is currently the sole member of Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131 and the current business telephone number of each such person is (305) 379-2322.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Jeffrey Kelly, President and Assistant Secretary	USA	Mr. Kelly is a Principal at H.I.G. Capital Management, Inc. Mr. Kelly joined H.I.G. Capital Management, Inc. in 2016. Mr. Kelly previously spent eight years at Veritas Capital, a private equity firm specializing in the government market. Before joining Veritas Capital, Mr. Kelly worked for Goldman Sachs and Morgan Stanley. Mr. Kelly earned his M.B.A. degree from the Kellogg School of Management at Northwestern University and a Bachelor of Science degree from Washington University in St. Louis.
Vivek Jain, Vice President and Secretary	USA	Mr. Jain is a Vice President at H.I.G. Capital Management, Inc. Mr. Jain joined H.I.G. Capital Management, Inc. in 2009. Mr. Jain earned his M.B.A. degree from The Wharton School of the University of Pennsylvania and a Bachelor of Science degree from Cornell University.

2. Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131 and the current business telephone number of each such person is (305) 379-2322.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Jeffrey Kelly, President, Assistant Secretary and Director	USA	See Mr. Kelly’s entry in paragraph 1 above.
Vivek Jain, Vice President, Secretary and Director	USA	See Mr. Jain’s entry in paragraph 1 above.

3. Holdings. H.I.G. Middle Market LBO Fund II, L.P., a Delaware limited partnership, is currently the sole member of Holdings. The current business address of HIG is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

4. HIG. H.I.G. Middle Market Advisors II, LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of HIG. Its principal business is as a private equity management company. The current business address of H.I.G. Bayside Advisors II, LLC is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

5. H.I.G. Middle Market Advisors II, LLC. H.I.G. GP-II, Inc., a corporation organized under the laws of Delaware, is the manager of H.I.G. Middle Market Advisors II, LLC. Its principal business is to serve as an investment management company for several affiliates. The current business address of H.I.G. GP-II, Inc. is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

6. H.I.G. GP-II, Inc. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of H.I.G. GP-II, Inc. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131 and the current business telephone number of each such person is (305) 379-2322.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Anthony A. Tamer, Co-CEO and Founder	USA

Mr. Tamer is a Founder and Co-CEO of H.I.G. Capital. He has directed H.I.G.’s development since its founding in 1993 and approves all capital commitments made by the firm. Mr. Tamer has led a number of successful investments at H.I.G. in both the management buyouts and growth capital arenas. He has extensive experience working with, and coaching, early stage and middle-market companies. Mr. Tamer is a board member of several H.I.G. portfolio companies. He currently also serves on the Dean’s Council of the Harvard University Kennedy School of Government.

Prior to H.I.G., Mr. Tamer was partner at Bain & Company where he developed business unit and operating strategies, implemented productivity improvement initiatives, and led acquisition and divestiture activities for a number of Fortune 500 clients. Mr. Tamer has extensive operating experience. He has held marketing, engineering and manufacturing positions at Hewlett-Packard and Sprint Corporation.

Mr. Tamer holds an M.B.A. degree from Harvard Business School, and a Masters degree in Electrical Engineering from Stanford University. His undergraduate degree is from Rutgers University.

Sami W. Mnaymneh, Co-CEO and Founder	USA

Mr. Mnaymneh is a Founder and Co-CEO of H.I.G. Capital. He has directed the firm’s development since its founding in 1993 and approves all capital commitments made by H.I.G. Mr. Mnaymneh currently serves on the Board of Columbia College and on the Dean’s Council of the Harvard Law School.

Prior to founding H.I.G., Mr. Mnaymneh was a Managing Director with The Blackstone Group in New York. Prior to that, he was a Vice President in the Mergers and Acquisitions department at Morgan Stanley & Co., where he devoted a significant amount of his time to leveraged buyouts, serving as senior advisor to a number of prominent private equity firms. Over the course of his career, Mr. Mnaymneh has led over 75 transactions in a wide range of industries.

Mr. Mnaymneh earned a B.A. degree, Summa Cum Laude, from Columbia University where he graduated first in his class, and subsequently received a J.D. degree and an M.B.A. degree, with honors, from Harvard Law School and Harvard Business School, respectively.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Richard H. Siegel, General Counsel and Chief Compliance Officer	USA

Mr. Siegel has been the General Counsel and Chief Compliance Officer of H.I.G. Capital since 2005. He is responsible for all of the firm’s legal, regulatory and compliance matters worldwide.

Prior to joining H.I.G., Mr. Siegel was Vice President and Deputy General Counsel of Ryder System, a Fortune 350 global transportation and logistics company, and General Counsel of a private investment firm headquartered in Denver, Colorado. Mr. Siegel began his legal career in the New York and Melbourne, Australia offices of Sullivan & Cromwell and served as a Judicial Clerk for Andrew G.T. Moore II, of the Delaware Supreme Court.

Mr. Siegel received his J.D. from Georgetown University Law Center and earned a B.S. in Finance from the University of Maryland.

7. Anthony A. Tamer. See Mr. Tamer’s entry in paragraph 6 above.

8. Sami W. Mnaymneh. See Mr. Mnaymneh’s entry in paragraph 6 above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of NCI or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Mail or deliver the Letter of Transmittal, or a facsimile, together with the certificate(s) (if any) representing your shares, to:

If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (855) 305-0857

Email: info@okapipartners.com